UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14A
(Rule 14a)
INFORMATION REQUIRED IN PROXY STATEMENT
SCHEDULE 14A INFORMATION
Proxy Statement Pursuant to Section 14(a) of the Securities
Exchange Act of 1934
(Amendment No.   )

Filed by the Registrant   ☒

Filed by a Party other than the Registrant   ☐

Check the appropriate box:

☐ Preliminary Proxy Statement

☐ **Confidential, for Use of the Commission Only (as permitted by Rule 14a-6(e)(2))**

☒ Definitive Proxy Statement
☐ Definitive Additional Materials
☐ Soliciting Material Pursuant to §240.14a-11(c) or §240.14a-12

THE SHERWIN-WILLIAMS COMPANY
(Name of Registrant as Specified in its Charter)

(Name of Person(s) Filing Proxy Statement, if Other Than the Registrant)

Payment of Filing Fee (Check the appropriate box):

☒ No fee required.

☐ Fee computed on table below per Exchange Act Rules 14a-6(i)(4) and 0-11.

　　(1) Title of each class of securities to which transaction applies: ⎯⎯⎯⎯⎯⎯⎯⎯⎯⎯⎯

　　(2) Aggregate number of securities to which transaction applies: ⎯⎯⎯⎯⎯⎯⎯⎯⎯⎯⎯

　　(3) Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11 (Set forth the amount on which the filing fee is calculated and state how it was determined): ⎯⎯⎯⎯⎯⎯⎯⎯⎯⎯⎯

　　(4) Proposed maximum aggregate value of transaction: ⎯⎯⎯⎯⎯⎯⎯⎯⎯⎯⎯

　　(5) Total fee paid: ⎯⎯⎯⎯⎯⎯⎯⎯⎯⎯⎯

☐ Fee paid previously with preliminary materials.

☐ Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

　　(1) Amount Previously Paid: ⎯⎯⎯⎯⎯⎯⎯⎯⎯⎯⎯

　　(2) Form, Schedule or Registration Statement No.: ⎯⎯⎯⎯⎯⎯⎯⎯⎯⎯⎯

　　(3) Filing Party: ⎯⎯⎯⎯⎯⎯⎯⎯⎯⎯⎯

　　(4) Date Filed: ⎯⎯⎯⎯⎯⎯⎯⎯⎯⎯⎯



The Sherwin-Williams Company

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

To Be Held April 28, 2004

The Annual Meeting of Shareholders of THE SHERWIN-WILLIAMS COMPANY will be held in the Landmark Conference Center, 927 Midland Building, 101 Prospect Avenue, N.W., Cleveland, Ohio on Wednesday, April 28, 2004 at 9:00 A.M., local time, for the following purposes:

1. To fix the number of directors of Sherwin-Williams at twelve and to elect twelve directors to hold office until the next Annual Meeting of Shareholders and until their successors are elected;

2. To amend Sherwin-Williams' Regulations to permit the use of communications equipment for facilitating shareholder meetings and to make other changes;

3. To amend Sherwin-Williams' Regulations to provide notice and other procedures for the conduct of shareholder meetings;

4. To amend Sherwin-Williams' Regulations to provide notice and other procedures for shareholders to nominate directors;

5. To ratify the appointment of Ernst & Young LLP as Sherwin-Williams' independent auditors; and

6. To transact such other business as may properly come before the Annual Meeting.

Shareholders of record at the close of business on February 23, 2004 are the only shareholders entitled to notice of and to vote at the Annual Meeting.

This year, we are again offering shareholders of record the convenience of voting electronically by the Internet or telephone. Your enclosed proxy card shows you how to vote electronically. We encourage you to vote electronically and help us save money. If you vote by the Internet or telephone, you should not return your proxy card. If you choose to vote by mail, please sign, date and return your proxy card in the envelope provided.

L. E. STELLATO
Secretary

101 Prospect Avenue, N.W.
Cleveland, Ohio 44115-1075
March 11, 2004

YOUR VOTE IS IMPORTANT!
Whether or not you plan to attend the Annual Meeting, please promptly vote by the Internet, by telephone or by completing and returning the enclosed proxy card. Voting early will help avoid additional solicitation costs and will not prevent you from voting in person at the Annual Meeting if you wish to do so.

THE SHERWIN-WILLIAMS COMPANY

101 Prospect Avenue, N.W.

Cleveland, Ohio 44115-1075

PROXY STATEMENT

March 11, 2004

PRELIMINARY

The enclosed proxy is requested by the Board of Directors in connection with the Annual Meeting of Shareholders to be held April 28, 2004 for the purpose of considering and acting upon the matters specified in the foregoing Notice of Annual Meeting of Shareholders. This proxy statement is first being mailed on approximately March 11, 2004.

ANNUAL REPORT

Sherwin-Williams' Annual Report to Shareholders for the year ended December 31, 2003 is enclosed with this proxy statement. Additional financial and other reports may be submitted at the Annual Meeting, but it is not intended that any action will be taken relating to those reports.

VOTING PROCEDURES

Who is entitled to vote?

Only record holders of our common stock and convertible participating serial preferred stock at the close of business on February 23, 2004, the record date, are entitled to vote at the Annual Meeting. At the close of business on the record date, 143,965,521 shares of common stock and 284,657 shares of convertible participating serial preferred stock were outstanding. Each share owned on the record date is entitled to one vote.

How do I vote?

If you are a shareholder of record, you can vote in person at the Annual Meeting or you can vote on the Internet, by telephone or by signing and mailing your proxy card in the enclosed envelope. Detailed instructions for Internet and telephone voting are attached to your proxy card. Your Internet or telephone vote authorizes the proxy holders to vote your shares in the same manner as if you signed and returned your proxy card by mail.

If you are a shareholder of record, the proxy holders will vote your shares in accordance with your directions. If you sign and return your proxy card, but do not properly direct how your shares should be voted on a proposal, the proxy holders will vote your shares *FOR* Proposals 1, 2, 3, 4 and 5. If you sign and return your proxy card, the proxy holders will vote your shares according to their discretion on any other proposals and other matters that may be brought before the Annual Meeting.

If you are a shareholder of record and you vote by the Internet or telephone, your vote must be received by 5:00 p.m. E.S.T. on April 27, 2004; you should not return your proxy card. If you hold shares through a broker or other nominee in "street name," you should complete, sign and date the voting instruction card provided to you by your broker or nominee or vote by the Internet or telephone as permitted by your broker or nominee.

Shareholders of record may also be represented by another person present at the Annual Meeting by signing a proxy designating such person to act on your behalf. If you hold shares through a broker or nominee, you may not vote in person at the Annual Meeting unless you have obtained a signed proxy from your broker or nominee giving you the right to vote your shares.

How do I vote if I am a participant in the Stock Ownership and Automatic Dividend

Reinvestment Plan or the Employee Stock Purchase and Savings Plan?

If you are a participant in one of these plans, your proxy card also serves as voting instructions for the number of shares which you are entitled to direct the vote under each plan. You may vote your shares by the Internet, telephone or mail in the same manner outlined above. If you are a participant in the Employee Stock Purchase and Savings Plan, your vote must be received by the close of business on April 22, 2004.

If you are a participant in the Employee Stock Purchase and Savings Plan and you do not timely vote, your shares will be voted in the same proportion as the trustee votes those shares for which it receives proper instructions. Any unallocated shares held in the Employee Stock Purchase and Savings Plan also will be voted by the trustee in the same proportion as the trustee votes those shares for which it receives proper instructions.

What are the voting recommendations of the Board of Directors?

The Board of Directors recommends that you vote:

- *FOR* fixing the number of directors at twelve and electing the twelve nominees for directors (Proposal 1);

- *FOR* amending Sherwin-Williams' Regulations to permit the use of communications equipment for facilitating shareholder meetings and to make other changes (Proposal 2);

- *FOR* amending Sherwin-Williams' Regulations to provide notice and other procedures for the conduct of shareholder meetings (Proposal 3);

- *FOR* amending Sherwin-Williams' Regulations to provide notice and other procedures for shareholders to nominate directors (Proposal 4); and

- *FOR* ratifying the appointment of Ernst & Young LLP as Sherwin-Williams' independent auditors (Proposal 5).

The Board of Directors is not aware of any other matters that will be brought before the Annual Meeting for action.

What constitutes a quorum for the Annual Meeting?

A "quorum" of shareholders is necessary for us to hold a valid Annual Meeting. For a quorum, there must be present, in person or by proxy, shareholders of record entitled to exercise not less than fifty percent of the voting power of Sherwin-Williams.

Proxy cards marked as withholding authority, as well as proxy cards containing abstentions and "broker non-votes," will be treated as present for purposes of determining a quorum. A "broker non-vote" occurs when a broker or other nominee holding shares for a beneficial owner does not vote on a particular proposal because the broker or nominee does not have discretionary voting power for that proposal and has not received voting instructions from the beneficial owner.

What vote is required to approve each proposal?

Election of Directors (Proposal 1). Proposal 1 to fix the number of directors at twelve requires the affirmative vote of the holders of a majority of the shares present, in person or by proxy, and entitled to vote on this proposal. The nominees receiving the greatest number of votes will be elected. A proxy card marked as withholding authority with respect to the election of one or more directors will not be voted with respect to the director or directors indicated, although it will be counted for quorum purposes.

Amendments to Sherwin-Williams' Regulations (Proposals 2, 3 and 4). Proposals 2, 3 and 4 relating to amendments to Sherwin-Williams' Regulations each requires the affirmative vote of the shareholders of record entitled to exercise a majority of the voting power on the proposal. A proxy card marked as abstaining with respect to any of these proposals will be treated as entitled to exercise a majority of the voting power on such proposal and will be counted for quorum purposes, but will not be counted as a vote on such proposal. Accordingly, an abstention will have the effect of a

2

negative vote. A broker non-vote with respect to any of these proposals will not be treated as entitled to exercise a majority of the voting power on such proposal and, therefore, will not be counted as a vote on such proposal, although it will be counted for quorum purposes.

Ratification of Auditors (Proposal 5). Proposal 5 to ratify the appointment of Ernst & Young LLP as Sherwin-Williams' independent auditors requires the affirmative vote of a majority of the votes cast. A proxy card marked as abstaining with respect to this proposal and a broker non-vote with respect to this proposal will each not be counted as a vote cast, although each will be counted for quorum purposes.

Other Items. All other proposals and other business as may properly come before the Annual Meeting require the affirmative vote of a majority of the votes cast, except as otherwise required by statute or Sherwin-Williams' Amended Articles of Incorporation or Regulations.

Can I revoke or change my vote after I submit my proxy?

Yes. You can revoke or change your vote before the proxy holders vote your shares by timely:

- filing a written revocation with Sherwin-Williams' Vice President, General Counsel and Secretary;

- returning a later signed and dated proxy card;

- entering a new vote by the Internet or telephone; or

- voting in person at the Annual Meeting.

CORPORATE GOVERNANCE

Sherwin-Williams has a long history of good corporate governance practices that has greatly aided our long-term success. The Board of Directors and management have recognized for many years the need for sound corporate governance practices in fulfilling their respective duties and responsibilities to shareholders. During the past year, we have taken steps to implement many improvements to our corporate governance practices to comply with the new corporate governance listing standards of the New York Stock Exchange and recently adopted SEC regulations. In particular, we have:

- adopted Corporate Governance Guidelines, which provide the framework for the governance of our company;

- adopted Director Independence Standards, under which nine of our twelve directors are independent;

- re-created the Board Composition Committee as the Nominating and Corporate Governance Committee and adopted a new charter for this committee;

- adopted new charters for the Audit Committee and the Compensation and Management Development Committee;

- determined that all members of the Audit Committee, Compensation and Management Development Committee, and Nominating and Corporate Governance Committee are independent;

- instituted executive sessions of the Board of Directors, whereby non-management directors meet at least twice each year in regularly scheduled executive sessions. The chairpersons of the Audit Committee, the Compensation and Management Development Committee and the Nominating and Corporate Governance Committee will rotate presiding over these sessions;

- instituted annual self-assessments of the Board of Directors and the Audit Committee, Compensation and Management Development Committee, and Nominating and Corporate Governance Committee to assist in determining whether the Board of Directors and its committees are functioning effectively;

- amended our Business Ethics Policy, which applies to all of our directors, officers and employees. Our Business Ethics Policy includes additional ethical obligations for our senior financial management (which includes our chief executive officer, our chief financial officer, and the controller, treasurer and princi-

3

pal financial and accounting personnel in our operating groups and corporate departments); and

- instituted procedures for receiving, retaining and treating complaints from any source regarding accounting, internal accounting controls and auditing matters, and procedures for the confidential, anonymous submission by employees of concerns regarding questionable accounting or auditing matters.

Our Audit Committee Charter is attached as Appendix A to this proxy statement. You can access all committee charters, our Corporate Governance Guidelines, our Director Independence Standards, our Business Ethics Policy and other corporate governance materials in the "Corporate Governance" section on the "Investor Relations" page of our website at www.sherwin.com, or may receive copies without charge by writing to us at: The Sherwin-Williams Company, 101 Prospect Avenue, N.W., Cleveland, Ohio 44115, Attention: Investor Relations.

Communications with Directors. The Board of Directors has also adopted a process by which shareholders and other interested parties may communicate with the non-management directors or the chairperson of any of the committees of the Board of Directors by e-mail or regular mail. Communications by e-mail should be sent to the auditchair@sherwin.com, compchair@sherwin.com, or corpgovchair@sherwin.com, or to the non-management directors as a group to the non-managementdirectors@sherwin.com. Communications by regular mail should be sent to the attention of the Chairperson, Audit Committee, Chairperson, Compensation and Management Development Committee, or Chairperson, Nominating and Corporate Governance Committee, or to the non-management directors as a group to the Non-Management Directors, each c/o Corporate Secretary, The Sherwin-Williams Company, 101 Prospect Avenue, N.W., 12th Floor, Midland Building, Cleveland, Ohio 44115.

All communications received in accordance with this process will be reviewed by Sherwin-Williams' management to determine whether the communication requires immediate action. Management will pass on all communications received, or a summary of such communications, to the appropriate director or directors.

ELECTION OF DIRECTORS (PROPOSAL 1)

At the Annual Meeting, the number of directors is to be fixed at twelve, and twelve directors are to be elected to hold office until the next Annual Meeting of Shareholders and until their successors are elected. The nominees are listed below. Should any nominee decline or be unable to accept such nomination or be unable to serve, an event which management does not now expect, the Board of Directors reserves the right in its discretion to substitute another person as a nominee or to reduce the number of nominees. In this event, the proxy holders may vote in their discretion for any substitute nominee proposed by the Board of Directors unless you indicate otherwise.

All of the nominees currently are directors of Sherwin-Williams. All of the nominees were elected by the shareholders at the 2003 Annual Meeting. There are no family relationships among any of the directors and executive officers, except that Mr. Breen is the uncle of the wife of Mr. Scaminace. The following is information regarding each nominee:

JAMES C. BOLAND
Vice Chairman,
Cavaliers/Gund Arena Company
Director of Sherwin-Williams since 1998

James C. Boland, 64, has served as Vice Chairman of Cavaliers/Gund Arena Company (the Cleveland Cavaliers professional basketball team and Gund Arena) since January 2003. Mr. Boland served as President and Chief Executive Officer of CAVS/Gund Arena Company from January 1998 to January 2003. Prior to his retirement from Ernst & Young LLP in September 1998, Mr. Boland served for 22 years as a partner of Ernst & Young LLP in various roles including Vice Chairman and Regional Managing Partner as well as a member of the firm's Management Committee from 1988 to 1996 and as Vice Chairman of National Accounts from 1997 to his retirement. Mr. Boland is also a Director of The Goodyear Tire & Rubber Company and Invacare Corporation and

4

is a Trustee of Bluecoats, Inc. and The Harvard Business School Club of Cleveland.

JOHN G. BREEN
Retired, Former Chairman, Chief Executive Officer and President, Sherwin-Williams
Director of Sherwin-Williams since 1979

John G. Breen, 69, prior to his retirement in April 2000, served as Chairman of Sherwin-Williams since April 1980. Mr. Breen served as Chief Executive Officer of Sherwin-Williams from January 1979 to October 1999 and President of Sherwin-Williams from March 1999 to October 1999. Mr. Breen is also a Director of MeadWestvaco Corporation, Parker-Hannifin Corporation, The Goodyear Tire & Rubber Company and The Stanley Works. Mr. Breen is a Trustee of The Achievement Centers for Children, Armada Funds, Catholic Charities Corporation, John Carroll University, the Musical Arts Association (The Cleveland Orchestra) and University Hospitals of Cleveland, and is a Member of the Visiting Committee of Case Western Reserve University School of Medicine.

DUANE E. COLLINS
Chairman, Parker-Hannifin Corporation
Director of Sherwin-Williams since 1996

Duane E. Collins, 67, has served as Chairman of Parker-Hannifin Corporation (manufacturer of motion control products) since October 1999. Mr. Collins served as Chief Executive Officer of Parker-Hannifin from July 1993 to June 2001 and President of Parker-Hannifin from July 1993 to February 2000. Mr. Collins is also a Director of MeadWestvaco Corporation and National City Corporation, is a Trustee of the Cleveland Council on World Affairs, the Cleveland YMCA, Hospice of the Western Reserve and University Hospitals Health System (Cleveland), and is a Member of the Visiting Committee of Case Western Reserve University Weatherhead School of Management.

CHRISTOPHER M. CONNOR
Chairman and Chief Executive Officer, Sherwin-Williams
Director of Sherwin-Williams since 1999

Christopher M. Connor, 47, has served as Chairman of Sherwin-Williams since April 2000 and Chief Executive Officer of Sherwin-

Williams since October 1999. Mr. Connor served as Vice Chairman of Sherwin-Williams from October 1999 to April 2000 and President, Paint Stores Group of Sherwin-Williams from August 1997 to October 1999. Mr. Connor has been with Sherwin-Williams since 1983 in roles of increasing responsibility. Mr. Connor is also a Director of Diebold, Incorporated and National City Corporation, is a Trustee of Keep America Beautiful, University Hospitals of Cleveland and the Musical Arts Association (The Cleveland Orchestra), is a Member of the Board of Directors of the National Association of Manufacturers, the Rock and Roll Hall of Fame and Museum and United Way Services of Greater Cleveland, and is a Member of the Dean's Advisory Council of the Fisher College of Business, The Ohio State University.

DANIEL E. EVANS
Retired, Former Chairman, Chief Executive Officer and Secretary, Bob Evans Farms, Inc.
Director of Sherwin-Williams since 1990

Daniel E. Evans, 67, prior to his retirement in April 2001, served as Chairman of Bob Evans Farms, Inc. (food products and restaurants) since 1971. Mr. Evans served as Chief Executive Officer and Secretary of Bob Evans Farms from 1971 to April 2000. Mr. Evans is also a Director of Bob Evans Farms, Evans Enterprises, Inc., Motorists Mutual Insurance Company and National City Corporation.

SUSAN J. KROPF
President and Chief Operating Officer, Avon Products, Inc.
Director of Sherwin-Williams since 2003

Susan J. Kropf, 55, has served as President and Chief Operating Officer of Avon Products, Inc. (global manufacturer and marketer of beauty and related products) since January 2001. Mrs. Kropf served as Executive Vice President and Chief Operating Officer, North America and Global Business Operations, of Avon from December 1999 to January 2001 and Executive Vice President and President, North America, of Avon from March 1997 to December 1999. Mrs. Kropf joined Avon in 1970 and has held various positions in manufacturing, marketing and product development. Mrs. Kropf is also a Director of Avon, MeadWestvaco Corporation,

5

the Fragrance Foundation and the Wallace Foundation.

ROBERT W. MAHONEY
Retired, Former Chairman, Chief Executive Officer and President, Diebold, Incorporated
Director of Sherwin-Williams since 1995

Robert W. Mahoney, 67, prior to his retirement in April 2000, served as Chairman of Diebold, Incorporated (manufacturer of financial self-service transaction systems and security products) since April 1988. Mr. Mahoney served as Chief Executive Officer of Diebold from April 1988 to November 1999 and President of Diebold from July 1993 to November 1996. Mr. Mahoney is also a Director of The Timken Company, is Chairman of the Federal Reserve Bank of Cleveland, Chairman of Ignite Sales, Inc. and Chairman of Mercy Medical Center (Canton, Ohio), is a Trustee of the Professional Football Hall of Fame, and is a Member of the Stark (County, Ohio) Development Board, Inc.

GARY E. MCCULLOUGH
Senior Vice President, Abbott Laboratories
President, Ross Products Division
Director of Sherwin-Williams since 2002

Gary E. McCullough, 45, has served as Senior Vice President of Abbott Laboratories and President of its Ross Products Division (manufacturer of a variety of pediatric and adult nutritional products) since December 2003. Immediately prior to joining Abbott, Mr. McCullough served as Senior Vice President – Americas of Wm. Wrigley Jr. Company from March 2000 to December 2003. Mr. McCullough also spent 13 years at the Procter & Gamble Company where he served in a variety of marketing and management positions including General Manager, North America Home Care Category from December 1998 to March 2000, Marketing Director, Juice Products Category from September 1996 to December 1998, and Marketing Director, Laundry & Cleaning Products, Venezuela from December 1995 to September 1996. Mr. McCullough is a Member of the Board of Directors of the Association of National Advertisers, Inc.

A. MALACHI MIXON, III
Chairman and Chief Executive Officer, Invacare Corporation
Director of Sherwin-Williams since 1993

A. Malachi Mixon, III, 63, has served as Chief Executive Officer of Invacare Corporation (manufacturer and distributor of home health care products) since January 1980 and Chairman of Invacare since September 1983. Mr. Mixon served as President of Invacare from January 1980 to November 1996. Mr. Mixon is also a Director of The Lamson and Sessions Co., is Chairman of The Cleveland Clinic Foundation and the Cleveland Institute of Music, and is a Trustee of Case Western Reserve University.

CURTIS E. MOLL
Chairman and Chief Executive Officer, MTD Holdings Inc
Director of Sherwin-Williams since 1997

Curtis E. Moll, 64, has served as Chairman and Chief Executive Officer of MTD Holdings Inc (manufacturer of outdoor power equipment and tools, dies and stampings for the automotive industry) since October 1980. Mr. Moll is also a Director of AGCO Corporation and is Chairman of the Board of Directors of Shiloh Industries, Inc.

JOSEPH M. SCAMINACE
President and Chief Operating Officer, Sherwin-Williams
Director of Sherwin-Williams since 1999

Joseph M. Scaminace, 50, has served as President and Chief Operating Officer of Sherwin-Williams since October 1999. Mr. Scaminace served as President, Consumer Group of Sherwin-Williams from July 1998 to October 1999, President & General Manager, Coatings Division of Sherwin-Williams from June 1997 to July 1998, and President & General Manager, Automotive Division of Sherwin-Williams from April 1994 to June 1997. Mr. Scaminace is also a Director of The Boler Company and is a Trustee of The Cleveland Clinic Foundation, the Great Lakes Science Center, Marymount Health Care Systems and Womankind.

RICHARD K. SMUCKER
*President, Co-Chief Executive Officer
and Chief Financial Officer,
The J.M. Smucker Company
Director of Sherwin-Williams since 1991*

Richard K. Smucker, 55, has served as Co-Chief Executive Officer of The J.M. Smucker Company (makers of food products) since February 2001, President of J.M. Smucker since January 1987 and Chief Financial Officer of J.M. Smucker since June 2003. Mr. Smucker is also a Director of J.M. Smucker and Wm. Wrigley Jr. Company and is a Trustee of Miami University of Ohio and the Musical Arts Association (The Cleveland Orchestra).

INDEPENDENCE OF DIRECTORS

The Board of Directors has adopted categorical Director Independence Standards to assist the Board of Directors in determining the independence of each director. To be considered independent, the Board of Directors must affirmatively determine that the director has no material relationship with Sherwin-Williams. In each case, the Board of Directors broadly considers all relevant facts and circumstances, including the director's commercial, industrial, banking, consulting, legal, accounting, charitable and familial relationships, and such other criteria as the Board of Directors may determine from time to time. These categorical Director Independence Standards are attached to this proxy statement as Appendix B.

The Board of Directors has determined that Messrs. Boland, Collins, Evans, Mahoney, McCullough, Mixon, Moll and Smucker and Mrs. Kropf meet these standards and are independent and, in addition, satisfy the independence requirements of the New York Stock Exchange. In making its independence determination for Mr. Mixon, the Board of Directors reviewed Sherwin-Williams' purchases from Accuspray Application Technologies, Inc. During 2003, Sherwin-Williams paid $131,951 to Accuspray for products purchased by Sherwin-Williams. Mr. Mixon is a minority shareholder of Accuspray. Sherwin-Williams expects to make purchases from Accuspray in 2004. Based upon these facts, the Board of Directors determined that this relationship is not material and does not affect Mr. Mixon's independence.

COMPENSATION OF DIRECTORS

Currently, each director who is not a Sherwin-Williams' employee receives an annual retainer of $40,000 earned and payable monthly. In addition, each such director receives $1,750 for each meeting of the Board of Directors or committee of the Board of Directors that the director attends or $2,500 for each meeting of a committee of the Board of Directors that the director chairs. Officers of Sherwin-Williams who also serve as directors do not receive any compensation specifically for services as a member of the Board of Directors. Directors are permitted to defer all or a portion of their fees under the Director Deferred Fee Plan. Deferred fees may be invested in either a common stock account, a shadow stock account or an interest bearing cash account.

In addition, directors who are not Sherwin-Williams' employees may receive stock options and restricted stock under the 1997 Stock Plan for Nonemployee Directors. This plan was approved by the shareholders at the 1997 Annual Meeting. During October 2003, each nonemployee director received a grant of 3,500 options at an exercise price equal to the fair market value of our common stock on the date of grant. One third of the options become exercisable on each of the first, second and third anniversary dates of the date of grant. No shares of restricted stock were awarded to any nonemployee director during 2003.

All directors are reimbursed for reasonable travel and other out-of-pocket expenses incurred in connection with attendance at meetings of the Board of Directors and of committees of the Board of Directors. In addition, Sherwin-Williams pays the premiums for liability insurance and business travel accident insurance for all directors, including $225,000 accidental death and dismemberment coverage and $225,000 permanent total disability coverage, while the directors are traveling on Sherwin-Williams' business. Directors may also receive the same discounts as Sherwin-Williams' employees on the purchase of products at Sherwin-Williams' stores and are eligible to participate in Sherwin-Williams' matching gifts programs on the same basis as employees.

Mr. Breen retired as Chairman of Sherwin-Williams in April 2000. Following his retirement, Mr. Breen remained as a director for

7

which he receives compensation in an amount equal to the compensation received by the other nonemployee directors. He also entered into a consulting agreement with Sherwin-Williams. Under the agreement, Mr. Breen agreed to perform business and community-related consulting services which enhance the reputation and further the interests of Sherwin-Williams. The agreement has a term ending on December 31, 2004. As compensation for the consulting services, Mr. Breen received a fee of $167,700 in 2003 and will receive a fee of $184,500 for 2004. In the event of a change of control of Sherwin-Williams or Mr. Breen's death prior to the end of the term, any unpaid fees with respect to the remaining period of the term will be immediately due and payable. Mr. Breen also receives a cellular telephone and maintenance of a home security system. Mr. Breen is reimbursed for all air fare expenses associated with his performance of consulting services, but he is responsible for all other associated expenses.

MEETINGS AND COMMITTEES OF THE BOARD OF DIRECTORS

The Board of Directors held four meetings during 2003. Each director attended at least 75% of the meetings of the Board of Directors and committees on which he or she served, except for Mrs. Kropf who attended 63% and Mr. Moll who attended 67%. Each director is expected to attend, absent unusual circumstances, all annual and special meetings of shareholders. All of the directors attended the 2003 Annual Meeting of Shareholders, except for Mrs. Kropf.

The Board of Directors has established an Audit Committee, a Compensation and Management Development Committee and a Nominating and Corporate Governance Committee. The functions and members of these committees are as follows:

Audit Committee. The purpose of the Audit Committee is to assist the Board of Directors in fulfilling the Board of Directors' oversight responsibilities on matters relating to:

- the integrity of Sherwin-Williams' financial statements;

- the independent auditors' qualifications and independence;

- the performance of Sherwin-Williams' internal audit function and independent auditors;

- Sherwin-Williams' compliance with legal and regulatory requirements;

- preparing the report required by the rules of the SEC to be included in Sherwin-Williams' annual proxy statement; and

- such other matters as may from time to time be specifically delegated to the Committee by the Board of Directors.

The Board of Directors has adopted a written charter for the Committee. A complete copy of the charter is attached as Appendix A to this proxy statement.

The Audit Committee met four times during 2003 and is currently composed of four directors: J. C. Boland, G. E. McCullough, C. E. Moll and R. K. Smucker (Chairman). Each member of the Committee is independent as defined in the corporate governance listing standards of the New York Stock Exchange, SEC regulations and our Director Independence Standards. The Board of Directors has determined that Messrs. Boland and Smucker are "audit committee financial experts," as that term is defined by SEC regulations.

Compensation and Management Development Committee. The purpose of the Compensation and Management Development Committee is to assist the Board of Directors in fulfilling the Board of Directors' oversight responsibilities on matters relating to:

- compensating Sherwin-Williams' management, which includes Sherwin-Williams' executive officers;

- overseeing Sherwin-Williams' management succession planning;

- producing an annual report on executive compensation required by the rules of the SEC to be included in Sherwin-Williams' annual proxy statement; and

- engaging in such other matters as may from time to time be specifically dele-

gated to the Committee by the Board of Directors.

The Compensation and Management Development Committee met four times during 2003 and is currently composed of four directors: D. E. Collins (Chairman), D. E. Evans, S. J. Kropf and R. W. Mahoney. Each member of the Committee is independent as defined in the corporate governance listing standards of the New York Stock Exchange and our Director Independence Standards.

Nominating and Corporate Governance Committee. The purpose of the Nominating and Corporate Governance Committee is to assist the Board of Directors in fulfilling the Board of Directors' oversight responsibilities on matters relating to:

- identifying individuals qualified to become members of the Board of Directors;

- recommending to the Board of Directors the director nominees for election as directors of Sherwin-Williams;

- recommending to the Board of Directors the director nominees for each committee of the Board of Directors;

- reviewing, developing and recommending to the Board of Directors a set of corporate governance guidelines applicable to Sherwin-Williams;

- guiding the Board of Directors in its annual evaluation of the Board of Directors' performance; and

- engaging in such other matters as may from time to time be specifically delegated to the Committee by the Board of Directors.

The Committee actively seeks individuals to become Board members who have the highest personal and professional character and integrity, who possess appropriate characteristics, skills, experience and time to make a significant contribution to the Board of Directors, Sherwin-Williams and its shareholders, who have demonstrated exceptional ability and judgment, and who will be most effective, in the context of the whole Board of Directors and other nominees to the Board of Directors,

in perpetuating the success of Sherwin-Williams and in representing shareholders' interests. The Committee has and may continue to employ professional search firms (for which it pays a fee) to assist it in identifying potential members of the Board of Directors with the desired skills and disciplines.

The Committee's policy with respect to the consideration of director candidates recommended by shareholders is that the Committee will consider such candidates on the same basis and in the same manner as it considers all director candidates. Previously, the Committee had not undertaken to consider candidates recommended by shareholders. Shareholders may submit recommendations in writing to Chairperson, Nominating and Corporate Governance Committee, c/o Corporate Secretary, The Sherwin-Williams Company, 101 Prospect Avenue, N.W., 12th Floor, Midland Building, Cleveland, Ohio 44115.

The Nominating and Corporate Governance Committee met once in 2003 and is currently composed of five directors: J. C. Boland (Chairman), D. E. Collins, R. W. Mahoney, C. E. Moll and R. K. Smucker. Each member of the Committee is independent as defined in the corporate governance listing standards of the New York Stock Exchange and our Director Independence Standards.

AUDIT COMMITTEE REPORT

Management has the primary responsibility for the integrity of Sherwin-Williams' financial information. Ernst & Young LLP, Sherwin-Williams' independent auditors, is responsible for conducting independent audits of Sherwin-Williams' financial statements in accordance with auditing standards generally accepted in the United States and expressing an opinion on the financial statements based upon those audits. The Audit Committee is responsible for overseeing the conduct of these activities by management and Ernst & Young LLP.

As part of its responsibility, the Audit Committee has reviewed and discussed the audited financial statements with management and Ernst & Young LLP. The Audit Committee also has discussed with Ernst & Young LLP the matters required to be discussed by Statement

on Auditing Standards No. 61 (Communication with Audit Committees). The Audit Committee has received the written disclosures and the letter from Ernst & Young LLP required by Independence Standards Board Standard No. 1 (Independence Discussions with Audit Committees) and has discussed with Ernst & Young LLP that firm's independence.

Based upon these reviews and discussions, the Audit Committee recommended to the Board of Directors that the audited financial statements be included in Sherwin-Williams' Annual Report on Form 10-K for the year ended December 31, 2003 for filing with the Securities and Exchange Commission.


AUDIT COMMITTEE
R. K. Smucker, Chairman
J. C. Boland
G. E. McCullough
C. E. Moll


COMPENSATION AND MANAGEMENT DEVELOPMENT COMMITTEE REPORT ON EXECUTIVE COMPENSATION

Management Compensation Program. Sherwin-Williams' management compensation program is administered by the Compensation and Management Development Committee of the Board of Directors. The Committee is composed of four independent directors and reports to the Board of Directors on all compensation matters regarding certain members of Sherwin-Williams' management, including the executive officers. The executive officers are identified in Sherwin-Williams' 2003 Annual Report to Shareholders. The program is designed to attract, motivate and retain key executives and to establish and maintain a performance and achievement-oriented environment. The program consists of both cash and equity-based compensation. The program provides for:

- competitive base salary levels which reflect, in part, individual performance,

- additional annual incentive compensation based on the achievement of financial and other performance goals, and

- long-term stock-based incentive opportunities.

The annual base salary, annual incentive compensation and long-term incentive opportunities are intended to be competitive with market base salary and incentive compensation opportunities. The Committee utilizes data from various commercially available executive compensation surveys in order to identify, on an annual basis, the base salary and incentive opportunities available at manufacturing companies with comparable sales. The Committee believes that these companies likely compete with Sherwin-Williams for executive talent. These companies may include some of the companies comprising the peer group identified in the performance graph if such companies participated in one or more of the compensation surveys. For the various components of compensation, the Committee uses the median compensation paid to executive officers holding equivalent positions or having similar responsibilities in manufacturing companies with comparable sales. The amount of compensation paid to the executive officers is not based upon the cumulative total return on Sherwin-Williams common stock as reflected in the performance graph.

Base Salary. Annual cash compensation consists, in part, of a base salary. With regard to base salary, a salary range for each executive officer is approved on the basis of such person's position and level of responsibility by using the compensation surveys. Once a range is formulated, salary levels are based upon the executive officer's performance and, to a lesser extent, tenure in the particular position. With regard to performance, the executive officer's performance for the prior year is reviewed based on performance criteria (both quantitative and qualitative) which vary by executive officer and which usually relate to the particular business unit or function for which such person has responsibility. The base salary of each executive officer is reviewed and approved annually.

Annual Incentive Compensation. Annual cash compensation also consists of the opportunity to earn additional compensation under the Management Incentive Plan. All of the executive officers participate in the Management Incentive Plan. In determining the amount of annual incentive compensation paid to any of the executive officers, great emphasis is placed on establishing incentive opportunities that are directly linked with Sherwin-Williams' performance

and the maximization of shareholder value. The Committee establishes a threshold goal of increased company earnings, and 75% of this earnings increase must be met before incentive compensation is paid, subject to the Committee's discretion to grant awards for individual performance and make adjustments for non-recurring or unusual items. Sherwin-Williams exceeded 75% of the earnings goal established for 2003.

Annual incentive compensation awarded to an executive officer is also determined by using the median incentive compensation (identified from the compensation surveys), which is generally equivalent to the amount an executive officer could receive under the Management Incentive Plan if a 100% average of Sherwin-Williams' and the individual's goals are attained. Under the Management Incentive Plan, annual bonus awards for the executive officers range from zero, if less than a 75% average of the stated goals are reached, to between 45% and 75% of the executive officer's base salary (depending upon the executive officer's position) if a 100% average of the stated goals are attained. In the event Sherwin-Williams and an executive officer exceed a 100% average of the stated goals, incentive compensation can be awarded up to an aggregate maximum amount of 70% to 110% of the executive officer's base salary (depending upon position). Consequently, incentive compensation paid to an executive officer in any year may exceed the median incentive compensation determined by the compensation surveys.

Decisions on annual incentive compensation awarded to an executive officer are based upon financial performance goals for each Management Incentive Plan year and the accomplishment by the executive officer of individual performance goals. Individual performance goals vary by executive officer and usually relate to the particular business unit or function for which such person has responsibility. The financial performance goals are generally weighted more heavily.

Long-term Incentive Compensation. Long-term incentive compensation may be awarded to any one or all of the executive officers under the 2003 Stock Plan. All of the executive officers participate in the 2003 Stock Plan. Under the 2003 Stock Plan, the Committee may grant stock options to the executive

officers. Grants of stock options are based on competitive market practices, which are determined using the compensation surveys mentioned above. The Committee grants stock options based upon the median market value of the underlying stock relating to stock options that comparable companies have been granting to their executive officers. The specific number of stock options granted to an executive officer is based upon the executive officer's position and level of responsibility. The option exercise price is equal to the fair market value of Sherwin-Williams common stock on the date options are granted. Stock options typically vest at the rate of one-third per year for three years (beginning one year from the date of grant) and expire ten years from the date of grant. All of the executive officers were granted stock options during 2003 under the 2003 Stock Plan.

Awards of restricted stock may be granted to the executive officers under the 2003 Stock Plan. The granting of restricted stock is determined in the same manner that the granting of stock options is determined. If granted, shares of restricted stock are subject to a "substantial risk of forfeiture" and vest in accordance with performance and time restrictions. Under the 2003 Stock Plan, the number of shares of restricted stock that will vest at the end of the restriction period is based upon the achievement of one or more performance goals. Performance goals may relate to any of the following business criteria: earnings before interest, taxes, depreciation and amortization; earnings per share; return on equity; return on net assets employed; and free cash flow. A performance goal may be measured on a periodic, annual, cumulative or average basis and may be established on a corporate-wide basis or with respect to one or more operating units, divisions, subsidiaries, acquired businesses, minority investments, partnerships or joint ventures.

In February 2003, shares of restricted stock were granted to most of the executive officers under the 2003 Stock Plan, including all of the executive officers named in the Summary Compensation Table. The shares of restricted stock granted vest over a four-year period. The number of shares of restricted stock that will actually vest at the end of the four-year period

11

ranges from 0% to 100% based upon Sherwin-Williams' achievement of specified goals relating to average return on average equity and cumulative earnings before interest, taxes, depreciation and amortization.

The amount of outstanding stock options and shares of restricted stock generally is not considered by the Committee in making awards of stock options and restricted stock.

Chief Executive Officer Compensation.
Mr. Connor's compensation during 2003 consisted of the same elements as the other executive officers – base salary, annual incentive compensation and long-term incentive compensation. The Committee determined Mr. Connor's compensation for 2003 based on a number of factors and criteria. His base salary range was determined using the median base salary of chairmen and chief executive officers for manufacturing companies having comparable sales as Sherwin-Williams. For 2003, the average salary increase given generally to Sherwin-Williams' salaried employees was 4%, and the range of potential increases was 0% to 8.5%. In February 2003, Mr. Connor received a base salary increase of 5%, bringing his base salary to $997,490. Mr. Connor's increase was based primarily upon the Committee's evaluation of his 2002 performance relating to the financial and other performance measures set forth in the next paragraph.

In addition, in 2003 Mr. Connor earned a bonus of $1,045,000 as annual incentive compensation under the Management Incentive Plan. The amount of Mr. Connor's bonus was based primarily upon Sherwin-Williams' results for 2003 financial performance goals relating to consolidated net sales, diluted earnings per share, return on shareholders' equity, return on sales, free cash flow, and working capital as a percent of sales.

In 2003, Mr. Connor was awarded 200,000 stock options and 110,000 shares of restricted stock under the 2003 Stock Plan. In determining the number of stock options and shares of restricted stock awarded to Mr. Connor, the

Committee also identified the median market value of the underlying shares relating to stock options and shares of restricted stock which comparable companies granted to their chief executive officers. The amount of outstanding stock options and shares of restricted stock generally is not considered by the Committee in making awards of stock options and restricted stock.

Policy on Deductibility of Compensation. Section 162(m) of the Internal Revenue Code generally provides that certain compensation in excess of $1 million per year paid to a company's chief executive officer and any of its four other highest paid executive officers is not deductible to a company unless the compensation qualifies for an exception. Section 162(m) provides an exception to the deductibility limit for performance-based compensation if certain procedural requirements, including shareholder approval of the material terms of the performance goal, are satisfied. The Committee believes that grants of options, stock appreciation rights and restricted stock under the 2003 Stock Plan qualify for full deductibility under Section 162(m). Compensation paid under the Management Incentive Plan does not qualify for the exception for performance-based compensation.

At this time, based upon Sherwin-Williams' current compensation structure, the Committee believes it is in the best interests of Sherwin-Williams and its shareholders for the Committee to retain flexibility in awarding incentive compensation under the Management Incentive Plan that does not qualify for the exception for performance-based compensation. The Committee will continue to review and evaluate, as necessary, the impact of Section 162(m) on Sherwin-Williams' compensation programs.

COMPENSATION AND MANAGEMENT
DEVELOPMENT COMMITTEE

D. E. Collins, Chairman
D. E. Evans
S. J. Kropf
R. W. Mahoney

12

PERFORMANCE GRAPH

The following graph compares the cumulative total shareholder return on Sherwin-Williams common stock with the cumulative total return of the companies listed on the Standard & Poor's 500 Stock Index and a peer group of companies selected on a line-of-business basis. The "Peer Group" is comprised of the following companies: Akzo Nobel N.V., Armstrong Holdings, Inc., BASF Corporation, Ferro Corporation, H.B. Fuller Company, Genuine Parts Company, The Home Depot, Inc., Imperial Chemicals Industries PLC, Lilly Industries, Inc.*, Lowe's Companies, Inc., Masco Corporation, Newell Rubbermaid Inc., PPG Industries, Inc., RPM International Inc., The Stanley Works, USG Corporation and The Valspar Corporation. An asterisk indicates that the company is included in the performance graph through the last day it was publicly traded.

**Comparison of Five Year Cumulative Total Return
among Sherwin-Williams, the S&P 500 and the Peer Group**



	1998	1999	2000	2001	2002	2003
SHERWIN-WILLIAMS	$100	$ 73	$ 94	$100	$105	$132
S&P 500	$100	$121	$110	$ 97	$ 76	$ 97
PEER GROUP	$100	$138	$105	$120	$ 83	$114

Assumes $100 invested on December 31, 1998 in Sherwin-Williams common stock, the S&P 500 and the Peer Group, including reinvestment of dividends, through December 31, 2003.

13

SUMMARY COMPENSATION TABLE

Name and principal position	Year	Annual compensation: Salary ($)	Bonus ($)	Other annual compensation ($)(1)	Long term compensation awards: Restricted stock award(s) ($)(2,3)	Securities underlying options/ SARs (#)	All other compensation($)(4)
C. M. Connor	2003	992,012	1,045,000	2,696	2,989,800	200,000	210,191
Chairman and	2002	903,858	994,000	318	-0-	250,000	189,355
Chief Executive Officer	2001	828,310	570,000	715	1,301,500	250,000	196,717
J. M. Scaminace	2003	678,750	715,000	—	1,494,900	100,000	150,842
President and Chief	2002	638,348	702,000	7,581	-0-	125,000	138,287
Operating Officer	2001	603,655	450,000	686	728,840	125,000	154,592
S. P. Hennessy	2003	386,382	358,000	3,926	815,400	45,000	76,074
Senior Vice President—	2002	340,335	323,000	4,371	-0-	60,000	57,347
Finance and Chief	2001	243,732	175,000	—	357,500	80,000	54,345
Financial Officer							
J. G. Morikis	2003	374,433	303,000	5,159	733,860	45,000	73,624
President,	2002	353,045	284,000	2,728	-0-	60,000	72,062
Paint Stores Group	2001	331,320	179,000	—	338,390	60,000	77,780
L. E. Stellato	2003	342,951	302,000	4,410	353,340	22,000	73,396
Vice President, General	2002	329,797	300,000	—	-0-	30,000	65,827
Counsel and Secretary	2001	318,600	210,000	—	182,210	30,000	77,560

1 All amounts disclosed in this column are reimbursements for the payment of taxes. As permitted by SEC rules, no amounts are shown with respect to "perquisites and other personal benefits" because the incremental cost of such benefits do not exceed the lesser of $50,000 or 10% of the total salary and bonus.

2 The value of restricted stock indicated in the table is equal to the number of shares of restricted stock granted during such years multiplied by the closing price of our common stock on the date of grant. At December 31, 2003, the aggregate number and value (calculated by using the closing price of our common stock on December 31, 2003) of shares of restricted stock held by Messrs. Connor, Scaminace, Hennessy, Morikis and Stellato were 160,000 shares with a value of $5,558,400, 83,000 shares with a value of $2,883,420, 43,000 shares with a value of $1,493,820, 40,000 shares with a value of $1,389,600, and 20,000 shares with a value of $694,800, respectively. The number of shares and values indicated are not necessarily indicative of the actual number of shares and values which may be realized by the named executive officers.

3 Dividends are paid on all restricted stock at the same rate as paid on our common stock.

4 The amounts disclosed in this column for 2003 include: (a) company contributions in the amount of $12,000 for each of Messrs. Connor, Scaminace, Hennessy, Morikis and Stellato under the Pension Investment Plan, a defined contribution plan; (b) company contributions in the amounts of $176,686, $119,421, $46,793, $44,820 and $44,587 for Messrs. Connor, Scaminace, Hennessy, Morikis and Stellato, respectively, under the Deferred Compensation Savings and Pension Equalization Plan, a defined contribution plan; (c) company contributions in the amounts of $12,115, $12,084, $12,042, $12,046 and $12,044 for Messrs. Connor, Scaminace, Hennessy, Morikis and Stellato, respectively, under the Employee Stock Purchase and Savings Plan, a defined contribution plan; (d) company payments in the amounts of $6,906, $4,725, $2,690, $2,609 and $2,378 for Messrs. Connor, Scaminace, Hennessy, Morikis and Stellato, respectively, pursuant to the Individual Grantor Trust Participation Agreements between Sherwin-Williams and each of the named executive officers; (e) the dollar value of non-compensatory split-dollar life insurance benefits in the amounts of $112, $99, $34, $22 and $59 for Messrs. Connor, Scaminace, Hennessy, Morikis and Stellato, respectively, under the Executive Life Insurance Plan; and (f) company payments in the amounts of $2,372, $2,513, $2,515, $2,127 and $2,328 for Messrs. Connor, Scaminace, Hennessy, Morikis and Stellato, respectively, for premiums under the Executive Disability Income Plan.

OPTION/SAR GRANTS IN LAST FISCAL YEAR

Name	Individual grants: Number of securities underlying options/ SARs granted (#)[1]	Percent of total options/ SARs granted to employees in fiscal year	Exercise or base price ($/Sh)[2]	Expiration date	Potential realizable value at assumed annual rates of stock price appreciation for option term[3]: 5% ($)	10% ($)
C. M. Connor	200,000	8.25	31.20	10/23/13	3,924,303	9,944,953
J. M. Scaminace	100,000	4.13	31.20	10/23/13	1,962,151	4,972,477
S. P. Hennessy	45,000	1.85	31.20	10/23/13	882,968	2,237,615
J. G. Morikis	45,000	1.85	31.20	10/23/13	882,968	2,237,615
L. E. Stellato	22,000	0.91	31.20	10/23/13	431,673	1,093,945
Value realizable for all shareholders[4]	N/A	N/A	N/A	N/A	2,855,642,138	7,236,799,918
Value realizable for the named executive officers as a % of value realizable for all shareholders	N/A	N/A	N/A	N/A	0.28%	0.28%

1 One-third of the options granted are exercisable on each of the first, second and third anniversary dates of the grant. In the event of death of the optionee or a change of control of Sherwin-Williams, outstanding options become immediately exercisable in full. All rights under outstanding options terminate on the earliest of (a) the date on which the optionee ceases to be an employee except because of death or retirement, (b) three years after the date of death if the optionee dies while employed by Sherwin-Williams or dies following retirement, or (c) the date on which the optionee intentionally commits an act materially harmful to the interests of Sherwin-Williams.

2 The exercise price is equal to the fair market value of our common stock on the date of grant.

3 The amounts disclosed in these columns, which reflect appreciation of the price of our common stock at 5% and 10% annual rates over the ten year terms of the options, are not intended to be a forecast of the price of our common stock and are not necessarily indicative of the actual values which may be realized by the named executive officers or the shareholders. These assumed rates of 5% and 10% would result in the price of our common stock increasing from $31.20 per share to $50.82 per share and $80.92 per share, respectively.

4 The amounts disclosed reflect appreciation of the price of our common stock at 5% and 10% annual rates over a ten year period for all shareholders based on the total number of shares of our common stock outstanding on October 24, 2003 (the date on which the options set forth in this table were granted) and assuming a per share price equal to the exercise price of the options.

AGGREGATED OPTION/SAR EXERCISES IN LAST FISCAL YEAR AND FY-END OPTION/SAR VALUES

Name	Shares acquired on exercise (#)	Value realized ($)[1]	Number of securities underlying unexercised options/SARs at FY-end (#): Exercisable	Unexercisable	Value of unexercised in-the-money options/SARS at FY-end ($)[2]: Exercisable	Unexercisable
C. M. Connor	-0-	-0-	942,999	450,001	11,235,909	2,999,593
J. M. Scaminace	32,002	480,339	570,666	225,001	6,323,178	1,499,801
S. P. Hennessy	-0-	-0-	152,333	111,667	1,655,394	777,787
J. G. Morikis	4,772	29,401	197,562	105,000	2,001,370	710,150
L. E. Stellato	-0-	-0-	126,000	52,000	1,219,255	353,450

[1] The value realized on the exercise of options is based on the difference between the exercise price and the fair market value of our common stock on the date of exercise.

[2] The value of unexercised in-the-money options is based on the difference between the exercise price and the fair market value of our common stock on December 31, 2003.

EMPLOYMENT CONTRACTS, TERMINATION OF EMPLOYMENT AND CHANGE-IN-CONTROL ARRANGEMENTS

Severance Pay Agreements. To ensure continuity and the continued dedication of key executives during any period of uncertainty caused by the possible threat of a takeover, Sherwin-Williams has entered into severance pay agreements with key executives, including each of the executive officers named in the Summary Compensation Table. In the event there is a change of control of Sherwin-Williams and the employment of the executive terminates under certain conditions described in the agreements at any time during the two year period following a change of control, the executive will receive an agreed upon amount of severance pay.

For Messrs. Connor and Scaminace, the severance pay agreements provide that upon termination of employment, whether voluntary or involuntary, unless the termination is because of death or by Sherwin-Williams for cause, each will receive accrued salary, bonus and vacation pay. Each executive will also receive a lump sum cash amount equal to four times the sum of (a) twenty-six times his highest regular bi-weekly compensation in effect within the three year period preceding termination, plus (b) the greater of his highest bonus received within the three year period preceding termination or the bonus he would have received for the year of termination had he reached 100% of any stated goals (as explained in the Compensation and Management Development Committee Report on Executive Compensation). In addition, each will continue to participate in Sherwin-Williams' employee welfare benefit plans and other benefit arrangements for a period of four years following termination, and receive special retirement benefits so that the total retirement benefits received will be equal to the retirement benefits which would have been received had his employment with Sherwin-Williams continued during the four year period following termination. Each will also receive an additional payment equal to the amount of any excise tax imposed on him by Section 4999 of the Internal Revenue Code and any taxes, interest or penalties incurred with respect thereto.

Assuming a termination date of February 29, 2004, the lump sum cash amounts payable under the foregoing provisions of the severance pay agreements (including any amount relating to the excise tax described above) would have been approximately $14,670,106 and $9,467,261 for Messrs. Connor and Scaminace, respectively.

For Messrs. Hennessy, Morikis and Stellato, the severance pay agreements provide that upon termination of employment for any reason (including his right to terminate his employment for any reason during the thirty day period immediately following the first anniversary date of a change of control) other than death, disability, by Sherwin-Williams for cause or by the executive for other than good reason, each will receive accrued salary, bonus and vacation pay. Each executive will also receive a lump sum cash amount equal to three times the sum of (a) twenty-six times his highest regular bi-weekly compensation in effect within the three year period preceding termination, plus (b) the greater of his highest bonus received within the three year period preceding termination or the bonus he would have received for the year of termination had he reached 100% of any stated goals (as explained in the Compensation and Management Development Committee Report on Executive Compensation). In addition, each will continue to participate in Sherwin-Williams' employee welfare benefit plans and other benefit arrangements for a period of three years following termination, and receive special retirement benefits so that the total retirement benefits received will be equal to the retirement benefits which would have been received had his employment with Sherwin-Williams contin-

ued during the three year period following termination. Each will also receive an additional payment equal to the amount of any excise tax imposed on him by Section 4999 of the Internal Revenue Code and any taxes, interest or penalties incurred with respect thereto.

Assuming a termination date of February 29, 2004, the lump sum cash amounts payable under the foregoing provisions of the severance pay agreements (including any amount relating to the excise tax described above) would have been approximately $3,977,870, $3,447,599 and $1,972,443 for Messrs. Hennessy, Morikis and Stellato, respectively.

The salary and other benefits provided by the severance pay agreements will be payable either from an escrow fund established by Sherwin-Williams with a national banking institution or from Sherwin-Williams' general funds. Sherwin-Williams has agreed to indemnify each executive for any legal expense incurred in the enforcement of his rights under the severance pay agreements.

Benefit Plans. Sherwin-Williams' stock plans, retirement plans and deferred compensation plans provide for accelerated vesting, and for certain plans accelerated payout of benefits, for all participants in the event of a change of control of Sherwin-Williams. Under Sherwin-Williams' stock option and restricted stock plans, in the event of a change of control, outstanding stock options become immediately exercisable in full and shares of restricted stock no longer are subject to any substantial risk of forfeiture, restrictions on transfer or vesting requirements. Under Sherwin-Williams' deferred compensation plans and retirement plans, in the event of a change of control, the amounts to which participants are entitled are immediately distributable in a lump sum cash payment.

Employment Agreements. None of the executive officers named in the Summary Compensation Table have employment agreements with Sherwin-Williams.

APPROVAL OF AMENDMENTS TO SHERWIN-WILLIAMS' REGULATIONS TO PERMIT THE USE OF COMMUNICATIONS EQUIPMENT FOR FACILITATING SHAREHOLDER MEETINGS AND TO MAKE OTHER CHANGES (PROPOSAL 2)

Shareholders are being asked to approve amendments to Sherwin-Williams' Regulations to permit the use of communications equipment for facilitating meetings of shareholders and to make other changes. The Board of Directors has unanimously approved these amendments to the Regulations, subject to shareholder approval.

A copy of the proposed amended and restated Regulations, which are referred to as the "Proposed Regulations," is attached to this proxy statement as Appendix C, as if the shareholders approve Proposals 2, 3 and 4 at the Annual Meeting. The Regulations as they are currently in effect are referred to as the "Current Regulations." The copy of the Proposed Regulations attached as Appendix C show the proposed additions and deletions contemplated by Proposals 2, 3 and 4. Proposed additions are denoted with bold text; proposed deletions are set apart with the notation "**[delete><delete]**."

The following description is a summary of the material differences between the Proposed Regulations and the Current Regulations relating to this Proposal 2. In addition to the changes described below under the caption "Use of Communications Equipment," the Proposed Regulations also contain changes described below under the caption "Other Changes," and reflect changes to correct typographical errors and conform the use of capitalized or shortened terms with the styles utilized elsewhere in the Proposed Regulations. This summary should be read in conjunction with, and is qualified by reference to, the text of the Proposed Regulations, which shareholders should read in its entirety.

Use of Communications Equipment. Recent revisions to Ohio's general corporation law permit increased use of communications equipment in meetings of shareholders and in providing notices. Under the revised law, shareholder meetings need not be held at a physical location. Instead, those meetings may be held

17

through means of communications equipment that permit shareholders or their proxies to participate in the meeting, to count towards quorum requirements, and to vote on matters submitted to the shareholders. The proposed amendments resulting from these changes are reflected in Sections 1, 3, 4 and 5 of Article I of the Proposed Regulations.

In addition to using communications equipment to facilitate shareholder meetings, Ohio law modernizes the means through which corporations, shareholders and directors may provide notices and consents. In addition to personal delivery and mail, notices may now be given via overnight delivery service or other means of communications equipment authorized by a shareholder or director, which would include by facsimile or email if so authorized. Similarly, shareholders and directors may submit their consent to actions to be taken without a meeting via overnight delivery service, telegram, electronic mail, or other transmissions capable of authentication. The proposed amendments resulting from these changes affect Sections 4 and 7 of Article I, and Sections 2 and 4 of Article II.

Other Changes.

Date of Annual Meeting.   Article I, Section 1 and Section 3 of the Proposed Regulations provide flexibility to the Board of Directors to determine the date and time of the annual meeting of shareholders. The Current Regulations require that the annual meeting of the shareholders take place on the fourth Wednesday in April each year.

Voting and Abstentions.   Article I, Section 6 of the Proposed Regulations includes additional language clarifying that abstentions will not count as "votes cast" for purposes of determining the outcome of votes of the shareholders.

Quorum.   Article II, Section 3 of the Proposed Regulations provides that a majority of the directors will constitute a quorum for the transaction of business at a meeting of the Board of Directors. The Current Regulations specify that the lesser of (a) a majority of the directors and (b) five directors, would constitute a quorum for the transaction of business at a meeting of the Board of Directors.

Committee Sizes and Sub-Delegation.   Reflecting a change in Ohio's general corporation law, Article II, Section 5 of the Proposed Regulations provides that no committee of the Board of Directors may consist of less than one director, and that unless otherwise restricted by an action of the Board of Directors, any committee of the Board of Directors may further delegate any or all of its authority and duties to a subcommittee of one or more of its members. The Current Regulations provide that no committee may consist of fewer than three directors and do not expressly discuss delegation.

Membership of President on Board.   Article III, Section 1 of the Proposed Regulations, unlike the corresponding Section in the Current Regulations, does not require the President of Sherwin-Williams to be a director of Sherwin-Williams.

Chairman of the Board.   Article III, Section 1 of the Proposed Regulations also clarifies that the Chairman of the Board of Sherwin-Williams need not be an officer or employee.

Indemnification.   Article IV, Section 1 of the Proposed Regulations provides that Sherwin-Williams will indemnify, to the fullest extent then provided by applicable law, any director, officer, or former director or officer of Sherwin-Williams who was or is a party (or is threatened to be made a party) to any legal proceeding by reason of the fact that the person is or was a director, officer, employee or agent of Sherwin-Williams, or was serving at Sherwin-Williams' request as a director, trustee, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise. The Current Regulations provide similar protection, but are a verbatim statement of the current limits on the indemnification protection permitted by Ohio law and do not automatically incorporate changes in the applicable law in the future.

Amendments of the Regulations.   Article V, Section 4 of the Proposed Regulations provides that the Regulations may be amended, among other ways, by the unanimous written consent of the shareholders. The Current Regulations permit the amendment of the Regulations by the written consent of the shareholders of record entitled to exercise a

majority of the voting power on the proposal. This change conforms the requirements for amendment of the Proposed Regulations to all other actions to be taken under the Regulations by the shareholders by written consent.

The Board of Directors believes that these amendments, when approved by the shareholders, are desirable because they will improve Sherwin-Williams' communications with its shareholders in meetings of shareholders and in providing notices by making such communications quicker and less expensive, and because these amendments properly incorporate recent changes in the law and best practices of public companies.

The Board of Directors recommends that you vote "FOR" Proposal 2 relating to amendments to Sherwin-Williams' Regulations to permit the use of communications equipment for facilitating shareholder meetings and to make other changes.

APPROVAL OF AMENDMENTS TO SHERWIN-WILLIAMS' REGULATIONS TO PROVIDE NOTICE AND OTHER PROCEDURES FOR THE CONDUCT OF SHAREHOLDER MEETINGS (PROPOSAL 3)

Shareholders also are being asked to approve amendments to Sherwin-Williams' Regulations to provide for notice and other procedures for the conduct of meetings of shareholders. The Board of Directors has unanimously approved these amendments to the Regulations, subject to shareholder approval.

The full text of Article I, Section 8 of the Proposed Regulations, which reflects these amendments, is part of the Proposed Regulations that are attached to this proxy statement as Appendix C. The following summary should be read in conjunction with, and is qualified by reference to, the text of Article I, Section 8 of the Proposed Regulations, which shareholders should read in its entirety.

The Proposed Regulations include a new Section 8 in Article I, which provides detailed notice and other procedures for the conduct of meetings of shareholders. Article I, Section 8 of the Proposed Regulations identifies the persons that may call meetings of shareholders to order, identifies matters that have been properly presented before the meeting, and regulates the conduct of the meeting.

The Proposed Regulations provide that for business to be properly requested by a shareholder to be brought before an annual meeting, the shareholder must be a shareholder of record of Sherwin-Williams at the time of giving of the notice for the annual meeting, must be entitled to vote at the annual meeting, and must give the notice in a timely fashion. For the notice to be timely, it must, in general, be received at Sherwin-Williams' principal executive offices not fewer than 60 nor more than 90 calendar days prior to the date of the annual meeting. The notice must also set forth information described in the Proposed Regulations, including, among other things, a description of the business desired to be brought before the annual meeting and the reasons for conducting the business at the annual meeting; the name, address and share ownership of the person making the proposal; and any material interest that the shareholder may have in the proposal. The notice must also comply with the requirements of any applicable securities laws. The Proposed Regulations also provide that, in general, at a special meeting of shareholders only business specified in the notice of the meeting or brought before the meeting by the presiding officer or at the direction of a majority of the Board of Directors may be conducted.

The Board of Directors believes that these amendments, when approved by the shareholders, are in the best interests of the shareholders and Sherwin-Williams because they modernize and clarify the mechanics and procedures that Sherwin-Williams may utilize in the conduct of its meetings of shareholders and properly incorporate best practices of public companies. It is possible that these amendments could have the effect of making it more difficult for a potential acquiror to obtain control of Sherwin-Williams on a hostile basis. The Board of Directors believes, however, that its ability to maximize shareholder value is enhanced to the extent these amendments encourage potential acquirors of Sherwin-Williams to negotiate with the Board of Directors.

The Board of Directors recommends that you vote "FOR" Proposal 3 relating to amendments to Sherwin-Williams' Regulations to provide notice and other procedures for the conduct of shareholder meetings.

APPROVAL OF AMENDMENTS TO SHERWIN-WILLIAMS' REGULATIONS TO PROVIDE NOTICE AND OTHER PROCEDURES FOR SHAREHOLDERS TO NOMINATE DIRECTORS (PROPOSAL 4)

Shareholders also are being asked to approve amendments to Sherwin-Williams' Regulations to provide for notice and other procedures for shareholders to nominate a person to serve as a director of Sherwin-Williams. The Board of Directors has unanimously approved these amendments to the Regulations, subject to shareholder approval.

The full text of Article II, Section 6 of the Proposed Regulations, which reflects these amendments, is part of the Proposed Regulations that are attached to this proxy statement as Appendix C. The following summary should be read in conjunction with, and is qualified by reference to, the text of Article II, Section 6 of the Proposed Regulations, which shareholders should read in its entirety.

Article II, Section 6 of the Proposed Regulations provides the requirements to nominate a person to serve as a director of Sherwin-Williams (except as may otherwise be provided in the express terms of any of Sherwin-Williams' outstanding serial preferred stock). For shareholders that wish to nominate persons to serve as directors of Sherwin-Williams, the shareholder must be a shareholder of record at the time of giving the notice provided for in Section 6, who is entitled to vote for the election of directors at the meeting of shareholders and who complies with the procedures set forth in Section 6. For the notice to be timely, it must, in general, be received at Sherwin-Williams' principal executive offices not fewer than 60 nor more than 90 calendar days prior to the date of the annual meeting. Article II, Section 6 also requires the shareholder making the nomination to represent that he or she intends to appear at the specified annual meeting of shareholders to nominate the person identified in the notice, to disclose any arrangements and understandings between the shareholder making the nomination and the nominee, and to provide any other information regarding the nominee that would be required to be included in a proxy statement had the nominee been nominated by the Board of Directors.

The Board of Directors believes that these amendments, when approved by the shareholders, are in the best interests of the shareholders and Sherwin-Williams because they modernize and clarify the mechanics and procedures that Sherwin-Williams may utilize in shareholder nominations of persons to serve as directors of Sherwin-Williams and properly incorporate best practices of public companies. It is possible that these amendments could have the effect of making it more difficult for a potential acquiror to obtain control of Sherwin-Williams on a hostile basis. The Board of Directors believes, however, that its ability to maximize shareholder value is enhanced to the extent these amendments encourage potential acquirors of Sherwin-Williams to negotiate with the Board of Directors.

The Board of Directors recommends that you vote "FOR" Proposal 4 relating to amendments to Sherwin-Williams' Regulations to provide notice and other procedures for shareholders to nominate directors.

RATIFICATION OF APPOINTMENT OF INDEPENDENT AUDITORS (PROPOSAL 5)

The Audit Committee has appointed Ernst & Young LLP as Sherwin-Williams' independent auditors to examine Sherwin-Williams' consolidated financial statements for the fiscal year ending December 31, 2004. Ernst & Young LLP acted as Sherwin-Williams' independent auditors for the fiscal year ended December 31, 2003. Additional information regarding the services provided to Sherwin-Williams by Ernst & Young LLP during 2003 is set forth under the caption entitled "Matters Relating to the Independent Auditors," on the next page.

Representatives of Ernst & Young LLP are expected to be present at the Annual Meeting

and will have an opportunity to make a statement if they wish and to respond to appropriate shareholder questions.

Although shareholder ratification is not required under the laws of the State of Ohio, the appointment of Ernst & Young LLP is being submitted to the shareholders for ratification at the Annual Meeting in order to provide a means by which the shareholders may communicate their opinion to the Audit Committee. If the shareholders do not ratify the appointment of Ernst & Young LLP, the Audit Committee will reconsider the appointment.

The Board of Directors recommends that you vote "FOR" Proposal 5 relating to the ratification of the appointment of Ernst & Young LLP as Sherwin-Williams' independent auditors for the fiscal year ending December 31, 2004.

MATTERS RELATING TO THE INDEPENDENT AUDITORS

Fees Paid to Ernst & Young LLP. The following table sets forth the fees paid for services provided by Ernst & Young LLP during the fiscal years ended December 31, 2002 and December 31, 2003. Certain amounts for 2002 have been reclassified to conform to the 2003 presentation.

	2003	2002
Audit Fees	$ 831,198	$ 800,778
Audit-Related Fees	140,131	139,324
Tax Fees	909,284	233,382
All Other Fees	5,575	14,031
Total	$1,886,188	$1,187,515

The following is a description of the nature of the services comprising the fees disclosed in the table above for each of the four categories of services. The Audit Committee has considered whether providing non-audit services is compatible with maintaining Ernst & Young LLP's independence.

Audit Fees. These are fees for professional services rendered by Ernst & Young LLP for the audit of Sherwin-Williams' annual consolidated financial statements, the review of financial statements included in Sherwin-

Williams' Quarterly Reports on Form 10-Q, audits of foreign subsidiary financial statements required by local statutes, and services that are typically rendered in connection with statutory and regulatory filings or engagements.

Audit-Related Fees. These are fees for assurance and related services rendered by Ernst & Young LLP that are reasonably related to the performance of the audit or the review of Sherwin-Williams' financial statements that are not included as audit fees. These services include employee benefit and compensation plan audits, due diligence related to mergers and acquisitions, consulting on accounting matters in foreign jurisdictions, and consulting on financial accounting and reporting.

Tax Fees. These are fees for professional services rendered by Ernst & Young LLP with respect to tax compliance, tax advice and tax planning. These services include the review of tax returns, tax audit assistance in foreign jurisdictions, and consulting on tax planning matters.

All Other Fees. These are fees for other services rendered by Ernst & Young LLP that do not meet the above category descriptions. These services include consulting services that are permissible under applicable laws and regulations relating to foreign subsidiaries and life insurance benefits.

Audit Committee Pre-approval Policy. The Audit Committee is responsible for pre-approving all audit services and permitted non-audit services (including the fees and retention terms) to be performed for Sherwin-Williams by Ernst & Young LLP prior to their engagement for such services. The Audit Committee has delegated to the Chairman of the Audit Committee the authority to pre-approve all audit and non-audit services when the entire Audit Committee is unable to pre-approve services. The Chairman must report to the Audit Committee at its next meeting all such services pre-approved since the last meeting. None of the fees paid to Ernst & Young LLP under the categories Audit-Related, Tax and All Other were approved by the Audit Committee after the services were rendered pursuant to the deminimis exception established by the SEC.

SECURITY OWNERSHIP OF MANAGEMENT

The following table sets forth, as to each director and nominee, each executive officer named in the Summary Compensation Table and all directors and executive officers as a group, information regarding the amount and nature of shares of our common stock beneficially owned at December 31, 2003. All of the directors and executive officers have sole voting and investment power over the shares of common stock listed or share voting and investment power with his or her spouse, except as otherwise provided below. No director or executive officer beneficially owns any shares of serial preferred stock.

Name of beneficial owner	Amount and nature of common stock beneficially owned[1,2,3,4,5]	Percent of common stock beneficially owned
J. C. Boland	11,594	*
J. G. Breen	673,337	*
D. E. Collins	20,499	*
C. M. Connor	1,184,595	*
D. E. Evans	16,399	*
S. P. Hennessy	208,560	*
S. J. Kropf	1,417	*
R. W. Mahoney	17,499	*
G. E. McCullough	6,041	*
A. M. Mixon, III	22,499	*
C. E. Moll[6]	26,468	*
J. G. Morikis	257,222	*
J. M. Scaminace	715,214	*
R. K. Smucker	25,158	*
L. E. Stellato	173,129	*
All directors and executive officers as a group	4,337,009	2.96

*Represents beneficial ownership of less than 1% of the total number of shares of common stock outstanding.

[1] The amounts listed include shares of common stock held under plans offered by Sherwin-Williams for which the directors and executive officers have the right to direct the vote, including the following approximate number of shares included in units held under the Employee Stock Purchase and Savings Plan: Mr. Connor, 39,022; Mr. Hennessy, 13,227; Mr. Morikis, 12,015; Mr. Scaminace, 28,058; Mr. Stellato, 19,903; and all executive officers as a group, 303,659. Shares of common stock held under the Employee Stock Purchase and Savings Plan are not directly allocated to individual participants of the Plan, but instead are held in a separate fund. Participants acquire units of this fund. The fund also holds short-term investments, the amount of which fluctuates on a daily basis. The number of shares of common stock shown as being held by the executive officers in the Plan is the approximate number of shares in the fund allocable to each of the executive officers. The number of shares allocable to each of the executive officers fluctuates on a daily basis based upon the amount of short-term investments held in the fund and the market value of our common stock.

[2] The amounts listed include the following number of shares of common stock owned by immediate family members of the directors and executive officers, for which each such person disclaims beneficial ownership: Mr. Moll, 340; and all directors and executive officers as a group, 21,378.

22

[3] The amounts listed for each executive officer include shares of restricted stock owned by each.

[4] The amounts listed include the following number of shares of common stock for which the directors and executive officers have the right to acquire beneficial ownership, within sixty days from December 31, 2003, through the exercise of stock options: Mr. Boland, 10,499; Mr. Breen, 387,833; Mr. Collins, 12,499; Mr. Connor, 942,999; Mr. Evans, 11,833; Mr. Hennessy, 152,333; Mrs. Kropf, 1,167; Mr. Mahoney, 12,499; Mr. McCullough, 2,499; Mr. Mixon, 12,499; Mr. Moll, 12,499; Mr. Morikis, 197,562; Mr. Scaminace, 570,666; Mr. Smucker, 12,499; Mr. Stellato, 126,000; and all directors and executive officers as a group, 3,081,265.

[5] The amounts listed do not include the following approximate number of shares of shadow stock owned by the directors and executive officers under deferred compensation plans: Mr. Boland, 10,722; Mr. Collins, 15,202; Mrs. Kropf, 1,152; Mr. Mixon, 20,320; and all directors and executive officers as a group, 69,465. Shares of shadow stock are owned by nonemployee directors under the Director Deferred Fee Plan, whereby nonemployee directors may defer payment of all or a portion of their directors' fees into a shadow stock account. Shares of shadow stock are owned by executive officers under the Deferred Compensation Savings and Pension Equalization Plan and the Revised Key Management Deferred Compensation Savings Plan, whereby eligible employees may defer payment of a portion of such employee's compensation into a shadow stock account. Shares of shadow stock owned under these plans are credited to a separate account in which participants acquire units. Units are payable only in cash. The number of shares of shadow stock allocable to the directors and executive officers fluctuates on a daily basis based upon the market value of our common stock. Directors and executive officers have no voting rights associated with shadow stock, and ownership of shadow stock does not result in any beneficial ownership of common stock.

[6] Includes 2,000 shares owned by the MTD Holdings Inc pension fund, of which Mr. Moll is a trustee.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS

The following table sets forth, as to each beneficial owner of more than five percent of each class of voting securities, information regarding shares owned by each at December 31, 2003.

Common Stock

Name of beneficial owner	Amount and nature of beneficial ownership	Percent of class
Barclays Global Investors, N.A.[1] 45 Fremont Street San Francisco, California 94105	16,114,532[1]	11.05%
Brandes Investment Partners, LLC[2] 11988 El Camino Real, Suite 500 San Diego, California 92130	8,793,750[2]	6.03%
The Sherwin-Williams Company Employee Stock Purchase and Savings Plan 101 Prospect Avenue, N.W. Cleveland, Ohio 44115	23,981,415[3]	16.72%

23

Serial Preferred Stock

Name of beneficial owner	Amount and nature of beneficial ownership	Percent of class
The Sherwin-Williams Company Employee Stock Purchase and Savings Plan 101 Prospect Avenue, N.W. Cleveland, Ohio 44115	284,657[4]	100%

---

[1] Based on a Schedule 13G filed February 17, 2004, Barclays Global Investors, N.A. and certain of its affiliated entities (collectively, "Barclays") beneficially owned 16,114,532 shares of common stock at December 31, 2003. Of such shares, Barclays Global Investors, N.A. owned 12,865,966 shares, Barclays Global Fund Advisors owned 597,831 shares, Barclays Global Investors, Ltd owned 2,046,587 shares, Barclays Global Investors Japan Trust and Banking Company Limited owned 100,741 shares, Barclays Life Assurance Company Limited owned 13,100 shares, Barclays Bank PLC owned 485,895 shares, and Barclays Capital Securities Limited owned 4,412 shares. Of the total shares, Barclays had sole voting power over 14,415,401 shares, shared voting power over none of the shares, sole dispositive power over 14,426,201 shares and shared dispositive power over none of the shares.

[2] Based on a Schedule 13G filed February 17, 2004, Brandes Investment Partners, LLC beneficially owned 8,793,750 shares of common stock at December 31, 2003. Brandes Investment Partners, Inc., Brandes Worldwide Holdings, L.P., Charles H. Brandes, Glenn R. Carlson and Jeffrey A. Busby are deemed to beneficially own all of the shares as control persons. Of the total shares, Brandes had sole voting power over none of the shares, shared voting power over 6,930,156 shares, sole dispositive power over none of the shares and shared dispositive power over all of the shares.

[3] Shares of common stock owned pursuant to the Employee Stock Purchase and Savings Plan are voted by the trustee in accordance with written instructions of plan participants. If no instructions are received by the trustee, the trustee votes such shares (along with any unallocated shares held in the plan) in the same proportion as it votes those shares for which it receives proper instructions.

[4] Shares of convertible participating serial preferred stock are held in an unallocated suspense account in the Employee Stock Purchase and Savings Plan. Shares are voted by the trustee in the same proportion as unallocated shares of common stock are voted, as described above.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act of 1934 requires Sherwin-Williams' directors and executive officers to file reports of ownership and changes in ownership of Sherwin-Williams' equity securities with the Securities and Exchange Commission and the New York Stock Exchange. To Sherwin-Williams' knowledge, based solely on information furnished to Sherwin-Williams and written representations by such persons, all of the directors and executive officers complied with their filing requirements in 2003.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Mr. Scaminace is President and Chief Operating Officer and a director of Sherwin-Williams. Mr. Scaminace's brother, Charles Scaminace, is an employee of Sherwin-Williams' Paint Stores Group and earned an aggregate compensation of $133,696 during 2003.

Mr. Breen is a director of Sherwin-Williams. Mr. Breen's son, James Breen, is a principal of a commercial real estate company to which Sherwin-Williams paid normal and customary real estate commissions of $55,647 during 2003 in connection with Sherwin-Williams' leasing of real estate to unaffiliated third parties. The commercial real estate company also leased office space from Sherwin-Williams for which it paid market rent of $39,130 during 2003.

Please also refer to the description of Mr. Breen's consulting arrangement set forth under the caption entitled "Compensation of Directors" on page seven.

Please refer to the description of Mr. Mixon's relationship with Accuspray Application Technologies, Inc. set forth under the caption entitled "Independence of Directors" on page seven.

EXPENSE AND METHOD OF PROXY SOLICITATION

The enclosed proxy is solicited by the Board of Directors and the entire cost of solicitation will be paid by Sherwin-Williams. Georgeson Shareholder Communications Inc. has been retained to aid in the solicitation of proxies, for which it will receive a fee estimated at $15,000 plus reasonable expenses. In addition, Sherwin-Williams may reimburse banks, brokers and other nominees for costs reasonably incurred by them in forwarding proxy materials to beneficial owners of our common stock. Officers and other Sherwin-Williams' employees may also solicit the return of proxies. Proxies will be solicited by personal contact, mail, telephone and electronic means.

SHAREHOLDER PROPOSALS FOR 2005 ANNUAL MEETING

Shareholder proposals must be received at Sherwin-Williams' headquarters, 101 Prospect Avenue, N.W., 12th Floor, Midland Building, Cleveland, Ohio 44115-1075, Attention: Corporate Secretary, on or before November 11, 2004 in order to be considered for inclusion in the proxy materials relating to the 2005 Annual Meeting of Shareholders. In addition, if Sherwin-Williams is not provided with written notice of a shareholder proposal on or before January 25, 2005, proxies solicited by the Board of Directors for the 2005 Annual Meeting of Shareholders will confer discretionary authority to vote on the shareholder proposal if presented at such Annual Meeting. In order to remove any question as to the date on which a proposal was received, it is suggested that proposals be submitted by certified mail-return receipt requested.

HOUSEHOLDING INFORMATION

Some banks, brokers and other nominees are participating in the practice of "householding" proxy statements and annual reports. This means that beneficial holders of our common stock who share the same address or household may not receive separate copies of this proxy statement and our 2003 Annual Report. We will promptly deliver an additional copy of either document to you if you write or call us at: The Sherwin-Williams Company, 101 Prospect Avenue, N.W., 12th Floor, Cleveland, Ohio 44115-1075, Attention: Investor Relations, (216) 566-2000.

ANNUAL REPORT ON FORM 10-K

We will provide to each shareholder who is solicited to vote at the 2004 Annual Meeting of Shareholders, upon the request of such person and without charge, a copy of our 2003 Annual Report on Form 10-K. Please write or call us at: The Sherwin-Williams Company, 101 Prospect Avenue, N.W., 12th Floor, Cleveland, Ohio 44115-1075, Attention: Investor Relations, (216) 566-2000.

The Sherwin-Williams Company
Board of Directors
Audit Committee Charter

Purpose

The purpose of the Audit Committee is to provide assistance to the Board of Directors in fulfilling the Board's oversight responsibilities on matters relating to: (1) the integrity of the Company's financial statements; (2) the independent auditors' qualifications and independence; (3) the performance of the Company's internal audit function and independent auditors; (4) the Company's compliance with legal and regulatory requirements; (5) preparing the report required by the rules of the Securities and Exchange Commission (the "Commission") to be included in the Company's annual proxy statement; and (6) engaging in such other matters as may from time to time be specifically delegated to the Committee by the Board.

Membership

The Committee shall consist of at least three members. Each member of the Committee shall meet the independence requirements of (1) the New York Stock Exchange; and (2) Rule 10A-3(b)(1) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), each as determined by the Board in its business judgment.

In addition, each member of the Committee shall be financially literate or must become financially literate within a reasonable period of time after appointment to the Committee. The Board will determine, in its business judgment, whether the members meet the financial literacy requirement. Furthermore, at least one member of the Committee must have accounting or related financial management expertise, as determined by the Board in its business judgment. The criteria for financial literacy and accounting or related financial management expertise shall meet the audit committee requirements of the New York Stock Exchange.

The members of the Committee will be appointed and replaced by the Board. The Board will appoint a Chairman of the Committee. The Chairman of the Committee will, in consultation with the other members of the Committee and the appropriate officers of the Company, be responsible for calling meetings of the Committee, establishing the agenda for the meetings and conducting the meetings of the Committee.

Responsibilities

The Committee will have broad authority and powers in fulfilling its purpose and discharging its responsibilities. In discharging its responsibilities, the Committee will:

1) Be directly responsible for the appointment, retention, compensation, evaluation, termination and oversight of the work of the Company's independent auditor engaged for the purpose of preparing or issuing an audit report or performing other audit, review or attest services for the Company (including the resolution of any disagreements between management and the independent auditor regarding financial reporting).

2) Preapprove all auditing services and permitted non-audit services (including the fees and retention terms thereof) to be performed for the Company by the independent auditor as required by the Exchange Act.

3) Establish procedures for (a) the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters and

(b) the confidential, anonymous submission by employees of concerns regarding questionable accounting or auditing matters.

4) Obtain advice and assistance of independent legal counsel, and other independent consultants and advisors as the Committee deems necessary to advise and assist the Committee in discharging its responsibilities.

5) Receive appropriate funding, as determined by the Committee, from the Company for payment of compensation to the independent auditor, and for payment of compensation to any independent legal counsel or other independent consultant or advisor employed by the Committee.

6) Review annually a report by the independent auditor describing (a) the firm's internal quality-control procedures, (b) any material issues raised by the most recent internal quality-control review, or peer review, of the firm, or by any inquiry or investigation by governmental or professional authorities, within the preceding five years, respecting one or more independent audits carried out by the firm, and any steps taken to deal with any such issues, and (c) all relationships between the independent auditor and the Company to assess the auditor's independence.

In connection with the independence of the independent auditors, the Committee will (a) ensure that the independent auditors submit on a periodic basis to the Committee a formal written statement delineating all relationships between the independent auditors and the Company, (b) consider whether the providing of any non-audit services by the independent auditors is compatible with maintaining the independence of the independent auditors, (c) actively engage in a dialogue with the independent auditors with respect to any disclosed relationships or services that may impact the objectivity and independence of the independent auditors, and (d) recommend that the Board take appropriate action in response to the independent auditors' report to satisfy itself of the independence of the independent auditors.

7) Review with management and the independent auditor the annual audited financial statements and quarterly financial statements, including the Company's disclosures under "Management's Discussion and Analysis of Financial Condition and Results of Operations." Such review shall include a review with the independent auditor of any audit problems or difficulties and management's response thereto.

8) Review generally with management the type of information to be disclosed and the type of presentation to be made (a) in the Company's earnings press releases and (b) in any financial information and earnings guidance provided to analysts and ratings agencies.

9) Review with internal audit management (a) the plans for and scope of ongoing internal audit activities and (b) the annual report of the internal audit activities, examinations and the results thereof.

10) Review with management, internal audit management and the independent auditor the quality and adequacy of the Company's internal accounting policies and financial controls.

11) Review with management the Company's policies and guidelines used by management to assess and manage the Company's exposure to financial risk.

12) Establish hiring policies and guidelines for the Company with respect to current and former employees of the independent auditor.

13) Review such other matters in relation to the accounting, auditing and financial reporting practices and procedures of the Company as the Committee may, in its own discretion, deem desirable in connection with the review functions described above.

14) Review with appropriate officers of the Company the Company's policies and procedures with respect to (a) compliance with applicable laws and regulations and (b) proper business conduct and practices.

15) Prepare annually any reports required by the rules of the Commission to be included in the Company's annual proxy statement.

16) Conduct an annual evaluation of the Committee's own performance.

17) Review and evaluate the adequacy of this Charter at least annually and recommend any proposed changes to the Board for approval.

The Committee shall have the sole authority to retain and terminate the independent auditor and shall have sole authority to approve the independent auditor's fees and other retention terms. The Committee shall be directly responsible for the oversight of the work of the independent auditor (including the resolution of any disagreements between management and the independent auditor regarding financial reporting) for the purpose of preparing or issuing an audit report or performing other audit, review or attest services for the Company. The independent auditor shall report directly to the Committee.

The Committee shall have the authority to retain, at such times and on such terms as the Committee determines in its sole discretion and at the Company's expense, independent legal counsel or other independent consultants and advisors, to advise and assist the Committee in discharging its responsibilities.

The Committee may form and delegate authority to subcommittees (consisting of one or more members) when appropriate, including the authority to grant preapprovals of audit and permitted non-audit services. Any decisions of any such subcommittee to grant preapprovals shall be presented to the full Committee at its next scheduled meeting.

Limitation of Responsibilities

While the Committee has the powers and responsibilities set forth in this Charter, it is not the responsibility of the Committee to plan or conduct audits, to determine that the Company's financial statements are complete and accurate or to determine that such financial statements are in accordance with generally accepted accounting principles. It is also not the responsibility of the Committee to conduct investigations or to assure compliance with laws and regulations, and the Company's policies, procedures and corporate compliance programs. These are the responsibility of management and the independent auditor.

Meetings

The Committee shall meet as frequently as it determines necessary to discharge its responsibilities. The Committee will meet periodically with management, the internal audit management and the independent auditor in separate executive sessions. In addition, the Committee may request any officer or employee of the Company, or the Company's outside legal counsel, independent auditors and other third parties to attend a meeting of the Committee or to meet with any members of, or consultants to, the Committee. A majority of the members of the Committee shall constitute a quorum. Members of the Committee may participate in a meeting of the Committee by means of conference call or any other communications equipment by which all persons participating in the meeting can hear each other. The Committee shall report its activities to the Board at the Board's first regular meeting thereafter or at such earlier times as it deems appropriate.

APPENDIX B

The Sherwin-Williams Company
Board of Directors
Director Independence Standards

The Board of Directors of The Sherwin-Williams Company has adopted the following Director Independence Standards to assist the Board in determining the independence of a director. To be considered "independent," the Board must affirmatively determine that the director has no material relationship with the Company. In each case, the Board shall broadly consider all relevant facts and circumstances, including the director's commercial, industrial, banking, consulting, legal, accounting, charitable and familial relationships. The Board shall also consider such other criteria as the Board may determine from time to time.

1. In no event will a director be considered "independent" if such director fails to qualify as an "independent director" under Rule 303A.02(b) of the New York Stock Exchange Listed Company Manual. In addition, a director will not be independent if, within the preceding three years: (i) the director was employed by the Company; (ii) an immediate family member of the director was employed by the Company; (iii) the director receives, or an immediate family member receives, more than $100,000 per year in direct compensation from the Company, other than director and committee fees and pension or other forms of deferred compensation for prior service (provided such compensation is not contingent in any way on continued service); (iv) the director was employed by or affiliated with the Company's independent auditor; (v) an immediate family member of the director was employed as a partner, principal or manager, or employed in any other professional capacity, by the Company's independent auditor; or (vi) a Company executive officer served on the compensation committee of a company which employed the director, or which employed an immediate family member of the director, as an executive officer.

2. In addition to the relationships described in paragraph 1, audit committee members may not (i) directly or indirectly accept any consulting, advisory or other compensatory fee from the Company or any of its subsidiaries or (ii) be an affiliated person of the Company or any of its subsidiaries. Audit committee members may receive directors' fees, in the form of cash, stock, stock units, stock options or other consideration ordinarily available to directors, as well as regular benefits that other directors receive.

3. The following commercial and charitable relationships will not be considered to be material relationships that would impair a director's independence: (i) if a Company director is an executive officer or employee of another company that, during any of the past three years, made payments to, or receives payments from, the Company for property or services in an amount which, in any single fiscal year, is less than $1 million or two percent, whichever is greater, of such other company's annual consolidated gross revenues; (ii) if an immediate family member of a Company director is an executive officer of another company that, during any of the past three years, made payments to, or receives payments from, the Company for property or services in an amount which, in any single fiscal year, is less than $1 million or two percent, whichever is greater, of such other company's annual consolidated gross revenues; (iii) if a Company director, or an immediate family member of such director, is an executive officer of another company which is indebted to the Company in an amount which is less than five percent of such other company's total consolidated assets; and (iv) if a Company director, or an immediate family member of such director, serves as an officer, director or trustee of a foundation, university, charitable or other not for profit organization, and the Company's, or the Company's Foundation's discretionary charitable contributions (the Company's Foundation matching of employee charitable contributions will not be included in the amount of the Foundation's contributions for this purpose) to the organization, in the

aggregate, are less than five percent of that organization's total annual consolidated gross revenues.

4. For relationships not covered by the categorical standards in paragraphs 1 and 3, the determination of whether the relationship is material or not, and therefore whether the director would be independent or not, shall be made by the directors who satisfy the standards set forth in paragraphs 1 and 3. The Company will explain in the next proxy statement the basis for any board determination that a relationship is immaterial despite the fact that it does not meet the categorical standards set forth in paragraphs 1 and/or 3 above.

5. The Board shall undertake an annual review of the independence of all directors. In advance of the meeting at which this review occurs, each director shall be asked to provide the Board with full information regarding the director's (including immediate family members') business, charitable and other relationships with the Company to enable the Board to evaluate the director's independence.

6. Directors have an affirmative obligation to inform the Board of any material changes in their circumstances or relationships that may impact their designation by the Board as "independent". This obligation includes all business, charitable and other relationships between directors (including immediate family members) and the Company and its affiliates.

For purposes of these Director Independence Standards, "immediate family member" includes a person's spouse, parents, children, siblings, mothers and fathers-in-law, sons and daughters-in-law, brothers and sisters-in-law, and anyone (other than domestic employees) who shares such person's home.

APPENDIX C

Regulations
of
The Sherwin-Williams Company

(As Amended **and Restated April [delete**> ~~27, 1988~~<**delete]** 28, 2004)

ARTICLE I

SHAREHOLDERS' MEETINGS

Section 1.   Annual Meeting

The annual meeting of shareholders **[delete**> ~~shall be held at 10:30 o'clock A.M., or at such~~ ~~other time as may be designated in the notice of said meeting, on the fourth Wednesday in April in~~ ~~each year, if not a legal holiday, and if a legal holiday, then on the next day not a legal~~ ~~holiday,~~<**delete]** for the election of Directors and the consideration of reports to be laid before such meeting **shall be held at such time and place as may be designated pursuant to Section 3 of this Article I.** Upon due notice, there may also be considered and acted upon at such annual meeting any matter which could properly be considered and acted upon at a special meeting, in which case and for which purpose the annual meeting shall also be considered as, and shall be, a special meeting. When the annual meeting is not held or Directors are not elected thereat, they may be elected at a special meeting called for that purpose.

Section 2.   Special Meetings

Special meetings of shareholders may be called by the Chairman of the Board or the President or a Vice President, or by the Directors by action of a meeting, or by a majority of the Directors acting without a meeting, or by the person or persons who hold at least fifty percent of all shares outstanding and entitled to be voted on any proposal to be submitted at said meeting.

Upon request in writing delivered either in person or by registered mail to the President or Secretary by any person or persons entitled to call a meeting of shareholders, such officer shall forthwith cause to be given, to the shareholders entitled thereto, notice of a meeting to be held not less than twenty nor more than ninety days after the receipt of such request, as such officer shall fix. If such notice is not given within forty days after the delivery or mailing of such request, the person or persons calling the meeting may fix the time of meeting and give, or cause to be given, notice in the manner hereinafter provided.

Section 3.   **Time and** Place of Meetings

Any meeting of shareholders **[delete**>~~may be held either at the principal office of the Company~~ ~~or at such other place within or without the State of Ohio as may be designated in the notice of said~~ ~~meeting.~~<**delete] shall be held at such time and place, if any, within or without the State of Ohio as may be designated by the Directors or, in the absence of a designation by the Directors, the Chairman of the Board, if any, the President, the Secretary or any other individual entitled to give notice pursuant to Section 4 of Article I of these Regulations. The Directors may determine that the meeting shall not be held at any physical place, but instead may be held solely by means of communications equipment as authorized by Ohio law. The Directors may postpone and reschedule any previously scheduled annual or special meeting of the shareholders.**

Section 4.   Notice of Meetings

Not more than sixty days nor less than seven days before the date fixed for a meeting of shareholders, whether annual or special, **[delete**>~~written~~ <**delete]** notice of the time, place and

purposes of such meeting, **and the means, if any, by which shareholders can be present and vote at the meeting through communications equipment,** shall be given by or at the direction of the President, a Vice President, the Secretary or an Assistant Secretary. Such notice shall be given **in a manner that complies with Ohio law [delete>** ~~either by personal delivery or by mail~~ **<delete]** to each shareholder of record entitled to notice of such meeting. If such notice is mailed **or sent by overnight delivery**, it shall be addressed to the shareholders at their respective addresses as they appear on the records of the Company, and notice shall be deemed to have been given on the day so mailed. **If sent by another means of communication authorized by the shareholder, the notice shall be sent to the address furnished by the shareholder for those transmissions, and notice shall be deemed to have been given on the date sent.** Notice of adjournment of a meeting need not be given if the time and place to which it is adjourned are fixed and announced at such meeting.

Section 5.   Quorum

To constitute a quorum at any meeting of shareholders, there shall be present in person**, [delete>** ~~or~~ **<delete]** by proxy**, or by the use of communications equipment,** shareholders of record entitled to exercise not less than fifty percent of the voting power of the Company in respect of any one of the purposes for which the meeting is called.

The **holders of a majority of the voting shares [delete>** ~~shareholders~~ **<delete]** present in person or by proxy, whether or not a quorum is present, may adjourn the meeting from time to time.

Section 6.   Voting

In all cases, except where otherwise by statute or the Articles or the Regulations provided, a majority of the votes cast**[delete>** ~~shall control.~~ **<delete], whether in person, by proxy or by the use of communications equipment, on any matter properly brought before such meeting will be the act of the shareholders. An abstention shall not count as a vote cast.**

A shareholder may revoke any proxy that is not irrevocable by attending the meeting and voting in person, by a later appointment of proxy received by the Company or by giving notice of revocation to the Company through its Secretary in a writing, in a verifiable communication, or in open meeting.

Section 7.   Action Without a Meeting

Any action which may be authorized or taken at a meeting of the shareholders may be authorized or taken without a meeting in a writing or writings signed by all of the shareholders who would be entitled to notice of a meeting for such purpose, which writing or writings shall be filed with or entered upon the records of the Company. **A telegram, cablegram, electronic mail, or an electronic or other transmission capable of authentication that appears to have been sent by a shareholder and that contains an affirmative vote or approval of that shareholder is a signed writing for the purposes of this section, and the date on which it is sent is the date that it is deemed to be signed.**

Section 8.   Order of Business

(a) The Chairman of the Board, or such officer of the Company as is designated by a majority of the total number of directors that the Company would have if there were no vacancies among the Directors (such number being referred to as the "Whole Board"), will call meetings of shareholders to order and will act as presiding officer thereof. Unless otherwise determined by the Directors prior to the meeting, the presiding officer of the meeting of shareholders will also determine the order of business and have the authority in his or her sole discretion to regulate the conduct of any such meeting, including, without limitation, (i) by imposing restrictions on the persons (other than shareholders of the

Company or their duly appointed proxies) who may attend any such shareholders' meeting, (ii) by ascertaining whether any shareholder or his proxy may be excluded from any meeting of shareholders based upon the presiding officer's determination that any such person has unduly disrupted or is likely to disrupt the proceedings of the meeting and (iii) by determining the circumstances in which and time at which any person may make a statement or ask questions at any meeting of shareholders.

(b) At an annual meeting of the shareholders, only such business will be conducted or considered as is properly brought before the meeting. To be properly brought before an annual meeting, business must be (i) specified in the notice of meeting (or any supplement thereto) given by or at the direction of the President, a Vice President, the Secretary or an Assistant Secretary in accordance with Section 4 of Article I of these Regulations, (ii) otherwise properly brought before the meeting by the presiding officer or by or at the direction of a majority of the Whole Board or (iii) otherwise properly requested to be brought before the meeting by a shareholder of the Company in accordance with Section 8(c) of Article I of these Regulations.

(c) For business to be properly requested by a shareholder to be brought before an annual meeting, the shareholder must (i) be a shareholder of the Company of record at the time of the giving of the notice for such annual meeting as provided for in these Regulations, (ii) be entitled to vote at such meeting and (iii) have given timely written notice of the request to the Secretary. To be timely, a shareholder's notice must be delivered to or mailed and received at the principal executive offices of the Company not fewer than 60 nor more than 90 calendar days prior to the annual meeting; *provided, however,* in the event that public announcement of the date of the annual meeting is not made at least *75* calendar days prior to the date of the annual meeting and the annual meeting is held on a date more than ten calendar days before or after the first anniversary of the date on which the prior year's annual meeting was held, notice by the shareholder, to be timely, must be so received not later than the close of business on the 10th calendar day following the day on which public announcement is first made of the date of the annual meeting. A shareholder's notice to the Secretary must set forth as to each matter the shareholder proposes to bring before the annual meeting:

(i) a description in reasonable detail of the business desired to be brought before the annual meeting and the reasons for conducting such business at the annual meeting;

(ii) the name and address, as they appear on the Company's books, of the shareholder proposing such business and of the beneficial owner, if other than the shareholder, on whose behalf the proposal is made;

(iii) the class and number of shares of stock of the Company that are owned beneficially and of record by the shareholder proposing such business and by the beneficial owner, if other than the shareholder, on whose behalf the proposal is made; and

(iv) any material interest of the shareholder proposing such business and the beneficial owner, if other than the shareholder, on whose behalf the proposal is made in such business.

Notwithstanding the foregoing provisions of these Regulations, a shareholder must also comply with all applicable requirements of the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder with respect to the matters set forth in this section. For purposes of this section, "public announcement" means disclosure in a press release reported by the Dow Jones News Service, Associated Press, or comparable national news service or in a document publicly filed by the Company with the Securities and Exchange Commission pursuant to Sections 13, 14 or 15(d) of the Securities Exchange

Act of 1934, as amended, or publicly filed by the Company with any national securities exchange or quotation service through which the Company's stock is listed or traded, or furnished by the Company to its shareholders. Nothing in this section will be deemed to affect any rights of shareholders to request inclusion of proposals in the Company's proxy statement pursuant to Rule 14a-8 under the Securities Exchange Act of 1934, as amended.

(d) At a special meeting of shareholders, only such business may be conducted or considered as is properly brought before the meeting. To be properly brought before a special meeting, business must be (i) specified in the notice of the meeting (or any supplement thereto) given by or at the direction of the President, a Vice President, the Secretary or an Assistant Secretary (or in case of their failure to give any required notice, the other persons entitled to give notice) in accordance with Section 4 of Article I of these Regulations or (ii) otherwise brought before the meeting by the presiding officer or by or at the direction of a majority of the Whole Board.

(e) The determination of whether any business sought to be brought before any annual or special meeting of the shareholders is properly brought before such meeting in accordance with this section will be made by the presiding officer of such meeting. If the presiding officer determines that any business is not properly brought before such meeting, he or she will so declare to the meeting and any such business will not be conducted or considered.

ARTICLE II

DIRECTORS

Section 1.   Election, Number and Term of Office

The Directors shall be elected at the annual meeting of shareholders, or if not so elected, at a special meeting of shareholders called for that purpose, and each Director shall hold office until the date fixed by these Regulations for the next succeeding annual meeting of shareholders and until his successor is entitled, or until his earlier resignation, removal from office, or death. At any meeting of shareholders at which Directors are to be elected, only persons nominated as candidates shall be eligible for election.

The number of Directors, which shall not be less than three, may be fixed or changed at a meeting of the shareholders called for the purpose of electing Directors at which a quorum is present, by the affirmative vote of the holders of a majority of the shares represented at the meeting and entitled to vote on such proposal. In case the shareholders at any meeting for the election of Directors shall fail to fix the number of Directors to be elected, the number elected shall be deemed to be the number of Directors so fixed.

In addition to the authority of the shareholders to fix or change the number of Directors, the number of Directors so fixed may be increased or decreased by not more than two between shareholders' meetings by the **[delete**>Board of<**delete]** Directors at a meeting or by action without a meeting, and the number of Directors as so changed shall be the number of Directors until further changed in accordance with this **section [delete**>Section<**delete]**; provided, that no such decrease in the number of Directors shall result in the removal of any incumbent Director or reduction in the term of any incumbent Director. In the event that the Directors increase the number of Directors, the Directors who are then in office may fill any vacancy created thereby.

Section 2.   Meetings

Regular meetings of the Directors shall be held immediately after the annual meeting of shareholders and at such other times and places as may be fixed by the Directors, and such meetings may be held without further notice.

Special meetings of the Directors may be called by the Chairman of the Board or by the President or by a Vice President or by the Secretary, or by not less than one-third of the Directors. Notice of the time and place of a special meeting shall be served upon or telephoned to each Director at least twenty-four hours, or **[delete**>~~mailed, telegraphed or cabled to~~ <**delete] sent by mail, telegram, cablegram, overnight delivery service, or any other means of communication authorized by the Directors to** each Director at least forty-eight hours prior to the time of the meeting.

Section 3.   Quorum

A majority **[delete**>~~or five (whichever is the lesser)~~<**delete]** of the Directors then in office shall constitute a quorum for the transaction of business, but if **at** any **[delete**>~~other~~<**delete]** meeting of the Directors there shall be less than a quorum present, a majority of those present may adjourn the meeting from time to time without notice other than announcement at the meeting until a quorum shall attend.

Section 4.   Action Without a Meeting

Any action which may be authorized or taken at a meeting of the Directors may be authorized or taken without a meeting in a writing or writings signed by all the Directors, which writing or writings shall be filed with or entered upon the records of the Company. **A telegram, cablegram, electronic mail, or an electronic or other transmission capable of authentication that appears to have been sent by a Director and that contains an affirmative vote or approval of that Director is a signed writing for the purposes of this section, and the date on which it is sent is the date that it is deemed to be signed.**

Section 5.   Committees

The Directors may from time to time create a committee or committees of Directors to act in the intervals between meetings of the Directors and may delegate to such committee or committees any of the authority of the Directors other than that of filling vacancies among the Directors or in any committee of the Directors. No committee shall consist of less than **one Director** **[delete**>~~three Directors~~<**delete]**. The Directors may appoint one or more Directors as alternate members of any such committee, who may take the place of any absent member or members of any meeting of such committee.

In particular, the Directors may create and define the powers and duties of an Executive Committee. Except as above provided and except to the extent that its powers are limited by the Directors, the Executive Committee during the intervals between meetings of the Directors shall possess and may exercise, subject to the control and direction of the Directors, all of the powers of the Directors in the management and control of the business of the Company, regardless of whether such powers are specifically conferred by these Regulations. All action taken by the Executive Committee shall be reported to the Directors at their first meeting thereafter.

Unless otherwise ordered by the Directors, a majority of the members of any committee appointed by the Directors pursuant to this section shall constitute a quorum at any meeting thereof, and the act of a majority of the members present at a meeting at which a quorum is present shall be the act of such committee. Action may be taken by any such committee without a meeting by a writing or writings signed by all of its members **in a manner consistent with Section 4 of this Article II.** Any such committee shall prescribe its own rules for calling and holding meetings and its method of procedure, subject to any rules prescribed by the Directors, and shall keep a written record of all action taken by it.

Unless otherwise restricted by action of the Board of Directors, any committee of Directors created pursuant to this section may further delegate any or all of its authority and duties to a subcommittee of one or more of its members.

Section 6.   Nominations of Directors; Election

(a) Except as may be otherwise provided in the express terms of any outstanding serial preferred stock, only persons who are nominated in accordance with this section will be eligible for election at a meeting of shareholders to be members of the Board of Directors of the Company.

(b) Nominations of persons for election as directors of the Company may be made only at a meeting of shareholders (i) by or at the direction of the Board of Directors or a committee thereof or (ii) by any shareholder who is a shareholder of record at the time of giving of the notice provided for in this section, who is entitled to vote for the election of directors at such meeting, and who complies with the procedures set forth in this section. All nominations by shareholders must be made to the Secretary in proper written form and must be timely.

(c) To be timely, a shareholder's notice must be delivered to or mailed and received at the principal executive offices of the Company, in the case of a special meeting of the shareholders, at the time the meeting call is made in accordance with Section 2 of Article I, or, in the case of an annual meeting, not fewer than 60 nor more than 90 calendar days prior to such annual meeting; *provided, however,* in the event that public announcement of the date of the annual meeting is not made at least 75 calendar days prior to the date of the annual meeting and the annual meeting is held on a date more than ten calendar days before or after the first anniversary of the date on which the prior year's annual meeting was held, notice by the shareholder, to be timely, must be so received not later than the close of business on the 10th calendar day following the day on which public announcement is first made of the date of the annual meeting.

(d) To be in proper written form, such shareholder's notice must set forth or include:

(i) the name and address, as they appear on the Company's books, of the shareholder giving the notice and of the beneficial owner, if other than the shareholder, on whose behalf the nomination is made;

(ii) a representation that the shareholder giving the notice is a holder of record of stock of the Company entitled to vote at such annual meeting and intends to appear in person or by proxy at the annual meeting to nominate the person or persons specified in the notice;

(iii) the class and number of shares of stock of the Company that are owned beneficially and of record by the shareholder giving the notice and by the beneficial owner, if other than the shareholder, on whose behalf the nomination is made;

(iv) a description of all arrangements or understandings between or among any of (A) the shareholder giving the notice, (B) the beneficial owner on whose behalf the notice is given, (C) each nominee and (D) any other person or persons (naming such person or persons) pursuant to which the nomination or nominations are to be made by the shareholder giving the notice;

(v) such other information regarding each nominee proposed by the shareholder giving the notice as would be required to be included in a proxy statement filed pursuant to the proxy rules of the Securities and Exchange Commission had the nominee been nominated, or intended to be nominated, by the Board of Directors; and

(vi) the signed consent of each nominee to serve as a director of the Company if so elected.

(e) The presiding officer of any annual meeting may, if the facts warrant, determine that a nomination was not made in accordance with this section, and if the presiding officer

should so determine, the presiding officer shall so declare to the meeting, and the defective nomination will be disregarded. Notwithstanding the foregoing provisions of this section, a shareholder must also comply with all applicable requirements of the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder with respect to the matters set forth in this section.


ARTICLE III

OFFICERS


Section 1. Officers

All of the officers and assistant officers shall be elected by the Directors. The Company may have a Chairman of the Board **(who shall be a Director)** and shall have a President **[delete**>~~(both of whom shall be Directors)~~<**delete]**, a Secretary and a Treasurer. The Company may also have one or more Vice Presidents and such other officers and assistant officers as the Directors may deem necessary. **The Company's Chairman of the Board need not be an officer or employee.**

Section 2. Authority and Duties of Officers

The officers of the Company shall have such authority and shall perform such duties as are customarily incident to their respective offices, or as may be specified from time to time by the Directors regardless of whether such authority and duties are customarily incident to such office.


ARTICLE IV

INDEMNIFICATION, INSURANCE AND LIMITATION OF LIABILITY


Section 1. Indemnification

[delete >~~(a) The Company shall indemnify any person who was or is a party or is threatened with being made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, including all appeals (other than an action, suit or proceeding by or in the right of the Company) by reason of the fact that he is or was a Director, officer or employee of the Company, or is or was serving at the request of the Company as a Director, officer or employee of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, decrees, fines, penalties and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Company, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of~~ *nolo contendere* ~~or its equivalent, shall not of itself create a presumption that the person did not act in good faith or in a manner which he reasonably believed to be in or not opposed to the best interests of the Company or, with respect to any criminal action, suit or proceeding, that he had reasonable cause to believe that his conduct was unlawful.~~

~~(b) the Company shall indemnify any person who was or is a party or is threatened with being made a party to any threatened, pending or completed action, suit or proceeding, including all appeals, by or in the right of the Company to procure a judgment in its favor by reason of the fact that he is or was a Director, officer or employee of the Company, or is or was serving at the request of the Company as a Director, officer or employee of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees) actually and reasonably incurred by him in connection with the defense or settlement of such action, suit or proceeding if he~~

C-7

acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Company, except that no indemnification shall be made in respect of any of the following:

(1) any claim, issue, or matter as to which such person is adjudged to be liable for negligence or misconduct in the performance of his duty to the Company unless, and only to the extent that the court of common pleas, or the court in which such action or suit was brought determines upon application that, despite the adjudication of liability, but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses as the court of common pleas or such other court shall deem proper;

(2) any action or suit in which the only liability asserted against a Director is pursuant to Section 1701.95 of the Ohio Revised Code.

(c) Without limiting the right of any Director, officer or employee of the Company to indemnification under any other subsection hereof, if such person has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in subsections (a) and (b) of this section, or in defense of any claim, issue, or matter therein, he shall be indemnified against expenses, including attorneys' fees, actually and reasonably incurred by him in connection with the action, suit or proceeding.

(d) Except in a situation governed by subsection (c), any indemnification under subsections (a) and (b) (unless ordered by a court) shall be made by the Company only as authorized in the specific case upon a determination that indemnification of the Director, officer or employee is proper in the circumstances because he has met the applicable standard of conduct set forth in subsections (a) and (b). Such determination shall be made (1) by the Board of Directors by a majority vote of a quorum consisting of Directors who are not or were not parties to or threatened with such action, suit or proceeding, or any other action, suit or proceeding arising from the same or similar operative facts, or (2) if such a quorum is not obtainable, or even if obtainable, if a majority of such quorum of disinterested Directors so directs, by independent legal counsel (compensated by the Company) in a written opinion, or (3) if there be no disinterested Directors, or if a majority of the disinterested Directors, whether or not a quorum, so directs, by vote in person or by proxy of the holders of a majority of the shares entitled to vote in the election of Directors, without reference to default or contingency which would permit the holders of one or more classes of shares to vote for the election of one or more Directors.

(e) Unless the only liability asserted against a Director in an action, suit or proceeding referred to in subsections (a) and (b) of this section is pursuant to Section 1701.95 of the Ohio Revised Code, expenses, including attorneys' fees, incurred by a Director in defending the action, suit or proceeding shall be paid by the Company as they are incurred, in advance of the final disposition of the action, suit or proceeding upon receipt of an undertaking by or on behalf of the Director in which he agrees to do both of the following:

(1) repay such amount if it is proved by clear and convincing evidence in a court of competent jurisdiction that his action or failure to act involved an act or omission undertaken with deliberate intent to cause injury to the Company or undertaken with reckless disregard for the best interests of the Company.

(2) reasonably cooperate with the Company concerning the action, suit or proceeding.

Expenses, including attorneys' fees, incurred by other persons entitled to indemnification hereunder in defending any action, suit or proceeding referred to in subsections (a) and (b) of this section may be paid by the Company as they are incurred, in advance of the final disposition of the action, suit or proceeding as authorized by the Directors in the specific case upon receipt of an undertaking by or on behalf of such persons to repay such amount, if it ultimately is determined that he is not entitled to be indemnified by the Company.

C-8

(f) The indemnification authorized by this Article shall not be exclusive of and shall be in addition to any other rights granted to any person as a matter of law, by the Articles, Regulations, agreements, insurance, vote of shareholders or otherwise, with respect to action in his official capacity and with respect to action in another capacity while holding such office and shall continue as to a person who has ceased to be a Director, officer, or employee and shall inure to the benefit of the heirs, executors and administrators of such a person.

(g) Subsections (a) through (f) of this Article shall apply to such agents of the Company as are designated at any time by the Board of Directors.

(h) If any part of this Article shall be found, in any action, suit or proceeding, to be invalid or ineffective, the validity and the effect of the remaining parts shall not be affected.<**delete]**

(a) The Company shall indemnify, to the full extent then permitted by law, any Director or officer or former Director or officer of the Company who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that the individual is or was a Director or an officer, employee or agent of the Company, or is or was serving at the request of the Company as a director, trustee, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise. The Company shall pay, to the full extent then required by law, expenses, including attorney's fees, incurred by a Director in defending any such action, suit or proceeding as they are incurred, in advance of the final disposition thereof.

(b) To the full extent then permitted by law, the Company may indemnify employees, agents and other persons and may pay expenses, including attorney's fees, incurred by any employee, agent or other person in defending any action, suit or proceeding as such expenses are incurred, in advance of the final disposition thereof.

(c) The indemnification and payment of expenses provided by this section shall not be exclusive of, and shall be in addition to, any other rights granted to any person seeking indemnification under any law, the Amended and Restated Articles of Incorporation, any agreement, vote of shareholders or of disinterested Directors, or otherwise, both as to action in official capacities and as to action in another capacity while he or she is a Director or an officer, employee or agent of the Company, and shall continue as to a person who has ceased to be a Director, trustee, officer, employee or agent and shall inure to the benefit of the heirs, executors, and administrators of such a person.

Section 2.   Liability Insurance

(a) The Company may purchase and maintain insurance or furnish similar protection, including but not limited to trust funds, letters of credit or self-insurance, on behalf of or for any person who is or was a Director, officer, employee or designated agent of the Company or is or was serving at the request of the Company as a **director [delete**> Director <**delete]**, officer, employee or designated agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against him and incurred by him in any such capacity, or arising out of his status as such, whether or not the Company would have the power to indemnify him against such liability under the provisions of this Article or of Chapter 1701 of the Ohio Revised Code. Insurance may be purchased from or maintained with a person in whom the Company has a financial interest.

(b) The Company is expressly authorized to enter into any indemnification or insurance agreements with or on behalf of any person who is or was a Director, officer, employee or designated agent of the Company or is or was serving at the request of the Company as a **director [delete**> Director <**delete]**, officer, employee or designated agent of another corporation, partnership, joint venture, trust or other enterprise, in accordance with the terms of this Article IV or the laws of the State of Ohio. Such agreements may include, but are not limited to agreements

providing for indemnification or the advancement of expenses under Section 1 of this Article IV, agreements providing for insurance, indemnification or the advancement of expenses by way of self-insurance, whether or not funded through the use of a trust, escrow agreement, letter of credit, etc., in accordance with subsection (a) of this **section [delete>**Section 2**<delete]**, and agreements providing for insurance or indemnification through the commercial insurance market.

Section 3.   Limitation of Liability

(a) No person shall be found to have violated his duties to the Company as a Director of the Company in any action brought against such Director (including actions involving or affecting any of the following: (**[delete>**1**<delete]i**) a change or potential change in control of the Company; (**[delete>**2**<delete]ii**) a termination or potential termination of his service to the Company as a Director; or (**[delete>**3**<delete]iii**) his service in any other position or relationship with the Company), unless it is proved by clear and convincing evidence that the Director has not acted in good faith, in a manner he reasonably believes to be in or not opposed to the best interests of the Company, or with the care that an ordinarily prudent person in a like position would use under similar circumstances. Notwithstanding the foregoing, nothing contained in this paragraph (a) limits relief available under Section 1701.60 of the Ohio Revised Code.

(b) In performing his duties, a Director shall be entitled to rely on information, opinions, reports, or statements, including financial statements and other financial data, that are prepared or presented by: (**[delete>**1**<delete]i**) one or more Directors, officers or employees of the Company whom the Director reasonably believes are reliable and competent in the matters prepared or presented; (**[delete>**2**<delete]ii**) counsel, public accountants, or other persons as to matters that the Director reasonably believes are within the person's professional or expert competence; or (**[delete>**3**<delete]iii**) a committee of the Directors upon which he does not serve, duly established in accordance with the provisions of these Regulations, as to matters within its designated authority, which committee the Director reasonably believes to merit confidence.

(c) A Director in determining what he reasonably believes to be in the best interests of the Company shall consider the interests of the Company's shareholders and, in his discretion, may consider (**[delete>**1**<delete]i**) the interests of the Company's employees, suppliers, creditors and customers; (**[delete>**2**<delete]ii**) the economy of the state and nation; (**[delete>**3**<delete]iii**) community and societal considerations; and (**[delete>**4**<delete]iv**) the long-term as well as short-term interests of the Company and its shareholders, including the possibility that these interests may be best served by the continued independence of the Company.

(d) A Director shall be liable in damages for any action he takes or fails to take as a Director only if it is proved by clear and convincing evidence in a court of competent jurisdiction that his action or failure to act involved an act or omission undertaken with deliberate intent to cause injury to the Company or undertaken with reckless disregard for the best interests of the Company. Notwithstanding the foregoing, nothing contained in this paragraph (d) affects the liability of Directors under Section 1701.95 of the Ohio Revised Code or limits relief available under Section 1701.60 of the Ohio Revised Code.

ARTICLE V

MISCELLANEOUS

Section 1.   Transfer and Registration of Certificates

The Directors shall have authority to make such rules and regulations as they deem expedient concerning the issuance, transfer and registration of certificates for shares and the shares represented thereby and may appoint transfer agents and registrars thereof.

Section 2. Substituted Certificates

Any person claiming a certificate for shares to have been lost, stolen or destroyed shall make an affidavit or affirmation of that fact, shall give the Company and its registrar or registrars and its transfer agent or agents a bond of indemnity satisfactory to the Directors or to the Executive Committee or to the President or a Vice President and the Secretary or the Treasurer, whereupon a new certificate may be executed and delivered of the same tenor and for the same number of shares as the one alleged to have been lost, stolen or destroyed.

Section 3. Articles to Govern

In case any provision of these Regulations shall be inconsistent with the Articles, the Articles shall govern.

Section 4. Amendments

These Regulations may be amended **at a meeting of the shareholders** by the affirmative vote **[delete>**or the written consent**<delete]** of the shareholders of record entitled to exercise a majority of the voting power on such proposal**, or by the unanimous written consent of the shareholders of record entitled to vote on such proposal. [delete>**, provided, however, that i**<delete] I**f an amendment is adopted by written consent without a meeting of the shareholders, the Secretary shall mail a copy of such amendment to each shareholder of record who would have been entitled to vote thereon**[delete>** and did not participate in the adoption thereof**<delete]**.

ANNUAL MEETING OF SHAREHOLDERS
OF
THE SHERWIN-WILLIAMS COMPANY

Wednesday, April 28, 2004
9:00 A.M.

Landmark Conference Center
927 Midland Building
101 Prospect Avenue, N.W.
Cleveland, Ohio

AGENDA

- Fix the number of directors at twelve and elect twelve directors to hold office until the next Annual Meeting of Shareholders and until their successors are elected.
- Amend Sherwin-Williams' Regulations to permit the use of communications equipment for facilitating shareholder meetings and to make other changes.
- Amend Sherwin-Williams' Regulations to provide notice and other procedures for the conduct of shareholder meetings.
- Amend Sherwin-Williams' Regulations to provide notice and other procedures for shareholders to nominate directors.
- Ratify the appointment of Ernst & Young LLP as Sherwin-Williams' independent auditors.
- Transact such other business as may properly come before the Annual Meeting.

YOUR VOTE IS IMPORTANT!

*Whether or not you plan to attend the Annual Meeting, please promptly vote by
the Internet, by telephone, or by completing and returning the attached proxy card.
Voting early will help avoid additional solicitation costs and will not prevent
you from voting in person at the Annual Meeting if you wish to do so.*



THE SHERWIN-WILLIAMS COMPANY
PROXY/VOTING INSTRUCTION CARD
ANNUAL MEETING OF SHAREHOLDERS — APRIL 28, 2004

The undersigned authorizes C.M. CONNOR, J.M. SCAMINACE and L.E. STELLATO, and each of them, with power of substitution, to vote and otherwise represent all of the shares of common stock and convertible participating serial preferred stock of The Sherwin-Williams Company which the undersigned is entitled to vote at the Annual Meeting of Shareholders on April 28, 2004, and any adjournment(s) thereof, as indicated on the reverse side, and in their discretion on all other matters as may properly come before the Annual Meeting. This card also provides voting instructions for shares of common stock, if any, held for the account of the undersigned by The Bank of New York, as agent of the Stock Ownership and Automatic Dividend Reinvestment Plan, and by Fidelity Management Trust Company, as trustee of the Employee Stock Purchase and Savings Plan.

This card is solicited jointly by the Board of Directors, The Bank of New York (with respect to shares held under the Dividend Reinvestment Plan) and Fidelity (with respect to shares held under the Stock Purchase and Savings Plan). You are encouraged to specify your vote by completing the reverse side of this card. When properly completed and signed, your shares will be voted in accordance with your directions. To vote in accordance with the Board of Directors' recommendations, simply sign, date and return this card; no boxes need be marked. If you sign and return this card without specifying your vote, your shares will be voted FOR Proposals 1, 2, 3, 4 and 5 and in the proxy holder's discretion upon all other matters as may properly come before the Annual Meeting. If you do not timely sign and return this card, the proxy holders can not vote your shares (or, in the case of the Stock Purchase and Savings Plan, if you do not sign and return this card by the close of business on April 22, 2004, your shares will be voted in the same proportion as Fidelity votes those shares for which it receives proper instructions).

THE SHERWIN-WILLIAMS COMPANY
P.O. BOX 11031
NEW YORK, N.Y. 10203-0031

Mark this box if you have included comments. ☐

(Continued and to be dated and signed on reverse side.)



SHERWIN WILLIAMS

YOUR VOTE IS IMPORTANT
VOTE BY INTERNET / TELEPHONE
24 HOURS A DAY, 7 DAYS A WEEK

INTERNET

https://www.proxyvotenow.com/shw

- Go to the website address listed above.
- **Have your proxy card ready.**
- Follow the simple instructions that appear on your computer screen.

OR

TELEPHONE

1-888-216-1307

- Use any touch-tone telephone.
- **Have your proxy card ready.**
- Follow the simple recorded instructions.

OR

MAIL

- Mark, sign and date your proxy card.
- Detach your proxy card.
- Return your proxy card in the postage-paid envelope provided.

Your Internet or telephone vote authorizes the named proxies to vote your shares in the same manner as if you marked, signed and returned your proxy card. If you have submitted your proxy by the Internet or telephone there is no need for you to mail back your proxy card.

1-888-216-1307
CALL TOLL-FREE TO VOTE

◆ DETACH PROXY CARD HERE IF YOU ARE NOT VOTING BY THE INTERNET OR TELEPHONE ◆

Sign, Date and Return this Card Promptly Using the Enclosed Envelope.

☑ **Votes must be indicated (x) in Black or Blue ink.**

A vote "FOR" this Proposal 1 is recommended by the Board of Directors.

1. ELECTION OF 12 DIRECTORS: 01-J.C. BOLAND, 02-J.G. BREEN, 03-D.E. COLLINS, 04-C.M. CONNOR, 05-D.E. EVANS, 06-S.J. KROPF, 07-R.W. MAHONEY, 08-G.E. MCCULLOUGH, 09-A.M. MIXON, III, 10-C.E. MOLL, 11-J.M. SCAMINACE, 12-R.K. SMUCKER

FOR ALL ☐ WITHHOLD FOR ALL ☐ EXCEPTIONS ☐

(INSTRUCTIONS: To withhold authority to vote for any individual nominee, mark the "Exceptions" box and write that nominee's name on the line below).

A vote "FOR" Proposals 2, 3, 4 and 5 is recommended by the Board of Directors.	FOR	AGAINST	ABSTAIN
2. AMENDMENTS TO REGULATIONS TO PERMIT USE OF COMMUNICATIONS EQUIPMENT AND OTHER CHANGES	☐	☐	☐
3. AMENDMENTS TO REGULATIONS TO PROVIDE NOTICE AND OTHER PROCEDURES FOR SHAREHOLDER MEETINGS	☐	☐	☐
4. AMENDMENTS TO REGULATIONS TO PROVIDE NOTICE AND OTHER PROCEDURES FOR SHAREHOLDERS TO NOMINATE DIRECTORS	☐	☐	☐
5. RATIFICATION OF APPOINTMENT OF INDEPENDENT AUDITORS	☐	☐	☐

Mark this box if you have included a change of address. ☐

S C A N L I N E

Please sign exactly as your name appears hereon. Joint owners should each sign. When signing as attorney, executor, administrator, trustee, guardian or in other representative capacity, please give your full title.

Date Shareholder sign here Co-Owner sign here